FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of March 9, 2007 except as otherwise indicated)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff and other operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Cunningham Lindsey equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	References to other documents or certain websites do not constitute incorporation for reference in this MD&A of all or any portion of those documents or websites.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s Runoff and Other operations.
Restatement of Consolidated Financial Statements
As disclosed in note 2 to the consolidated financial statements, in 2006 the company restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. The restatements of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover and the 2006 third quarter review and that identified an overstatement of the consolidated net assets of the company as at December 31, 2005 and 2004 and errors in accounting in the periodic consolidated earnings statements. The effects of the restatements are reflected in the company’s consolidated financial statements and accompanying notes included herein. Accordingly, where appropriate, the effects of the restatements, including the correction of all errors, are reflected in this MD&A.
In connection with the restatements, the company’s management identified four material weaknesses in its internal control over financial reporting which management concluded existed at December 31, 2005. As a result of its assessment of the effectiveness of internal control over financial reporting, the company’s management determined that as of December 31, 2006, two material weaknesses, relating to investment accounting in accordance with US GAAP and accounting for income taxes, had been remediated, and two material weaknesses, relating to a sufficient complement of accounting personnel and lines of communication within the organization and head office consolidation controls, had not been remediated. See Management’s Report on Internal Control Over Financial Reporting.
Sources of Revenue
Revenues reflected in the consolidated financial statements for the past three years are shown in the table that follows (claims fees are earned by Cunningham Lindsey).

	2006	2005	2004
Net premiums earned
Insurance – Canada (Northbridge)	1,025.8	959.2	939.0
Insurance – U.S. (Crum & Forster)	1,114.0	1,053.1	1,027.6
Insurance – Asia (Fairfax Asia)	67.3	68.2	57.8
Reinsurance (OdysseyRe)	2,225.8	2,275.9	2,323.2
Runoff and Other	417.7	336.1	456.7

	4,850.6	4,692.5	4,804.3
Interest and dividends	746.5	466.1	375.7
Realized gains	835.3	385.7	313.6
Claims fees	371.3	356.2	336.1

	6,803.7	5,900.5	5,829.7

Revenue in 2006 increased to $6,803.7 from $5,900.5 in 2005, principally as a result of increases in investment income and net premiums earned. Total investment income, including interest and dividends and net realized gains, increased to $1,581.8 in 2006 from $851.8 in 2005, an increase of 85.7% (excluding the $69.7 gain on the OdysseyRe secondary offering in 2006, the increase was 77.5%). During 2006, net premiums written by Northbridge, Crum & Forster and Fairfax Asia increased 3.4%, 16.6% and 30.1% respectively from 2005 while net premiums written by OdysseyRe declined by 6.2%. Consolidated net premiums written in 2006 increased by 1.5% to $4,763.7 from $4,694.6 in 2005. Net premiums earned from the insurance and reinsurance operations increased by 1.8% to $4,432.9 in 2006 from $4,356.4 in 2005. Increased net premiums earned by Runoff and Other in 2006 reflected the impact of the unearned premiums acquired upon the transfer of the Fairmont legal entities to U.S. runoff effective January 1, 2006.
Claims fees for 2006 increased by 4.2% over 2005, denominated in U.S. dollars. Claims fees revenues denominated in their respective local currencies increased in 2006 compared to 2005 in the U.K., the U.S. and Canada and declined modestly in the European and International divisions.
As presented in note 18 to the consolidated financial statements, on a geographic basis, United States, Canadian, and International operations accounted for 55.1%, 25.2% and 19.7%, respectively, of net premiums earned in 2006 compared with 53.3%, 24.8% and 21.9%, respectively, in 2005.
Net premiums earned for 2006 compared with 2005 in the respective geographic areas changed significantly. The assumption of the Fairmont business by Crum & Forster on January 1, 2006 and the resulting transfer of the Fairmont legal entities to U.S. runoff partially offset the premium growth at Crum & Forster and increased earned premium in the Runoff and Other segment. The growth in Canadian net premiums earned from $1,163.3 in 2005 to $1,223.6 in 2006 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar. The decline in net Reinsurance premiums earned primarily reflects decreased premiums generated by OdysseyRe’s reinsurance operations in Europe and Asia.
Net premiums earned for 2005 compared with 2004 in the various geographic areas also changed significantly. The growth in Canadian net premiums earned from $1,036.8 in 2004 to

FAIRFAX FINANCIAL HOLDINGS LIMITED

$1,163.3 in 2005 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar in respect of the Northbridge premiums and to increased Canadian-based business in Group Re. The decrease in U.S. net premiums earned by Runoff and Other from $277.4 in 2004 to $68.7 in 2005 was due primarily to a reduction of earned premiums in U.S. runoff and less third party reinsurance business in Group Re. The increase in International net premiums earned by Runoff and Other from $24.4 in 2004 to $46.0 in 2005 was due primarily to the acquisition of Compagnie de Réassurance d’Ile de France by the Runoff group.
Net Earnings
Combined ratios and sources of net earnings (with Cunningham Lindsey equity accounted) for the most recent three years are presented in the table that follows and commentary on combined ratios and on operating income by segment is provided in the section entitled Underwriting and Operating Income.
The following table presents the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its Runoff and Other operations, as well as the earnings contributions from its claims adjusting, appraisal and loss management services (Cunningham Lindsey). In that table, interest and dividends and realized gains on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are comprised in Runoff and Other as they relate to that segment.

	2006	2005	2004
Combined ratios (1)(2)
Insurance – Canada (Northbridge)	98.0%	92.9%	87.7%
– U.S. (Crum & Forster)	92.3%	100.9%	105.4%
– Asia (Fairfax Asia)	78.4%	93.0%	91.9%
Reinsurance (OdysseyRe)	96.5%	117.5%	97.0%

Consolidated	95.5%	107.7%	96.9%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	20.5	68.2	115.5
– U.S. (Crum & Forster)	86.2	(9.1)	(55.0)
– Asia (Fairfax Asia)	14.5	4.8	4.7
Reinsurance (OdysseyRe)	77.0	(397.8)	69.6

Underwriting income (loss)	198.2	(333.9)	134.8
Interest and dividends	559.0	345.4	301.4

Operating income	757.2	11.5	436.2
Realized gains	683.7	324.1	171.1
Runoff and Other	(321.8)	(618.4)	(70.0)
Claims adjusting (Fairfax portion)	–	5.4	(15.4)
Interest expense	(195.7)	(184.6)	(163.4)
Corporate overhead and other	(47.2)	(8.4)	(74.1)

Pre-tax income (loss)	876.2	(470.4)	284.4
Income taxes	(483.2)	68.9	(146.5)
Non-controlling interests	(165.5)	(45.1)	(84.8)

Net earnings (loss)	227.5	(446.6)	53.1

(1)	The 2005 combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.2 combined ratio points for reinsurance and 14.0 consolidated combined ratio points arising from the 2005 hurricane losses.

(2)	The 2004 combined ratios include 2.9 combined ratio points for Canadian insurance, 9.4 combined ratio points for U.S. insurance, 4.2 combined ratio points for reinsurance and 5.1 consolidated combined ratio points arising from the 2004 hurricane losses.
In 2006, the company’s insurance and reinsurance operations generated underwriting profit of $198.2 and a combined ratio of 95.5%. In 2005, the company’s insurance and reinsurance operations incurred an underwriting loss of $333.9, reflecting the impact of $609.9 of net losses from Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”), and produced a combined ratio of 107.7%. Prior to giving effect to the 2005 hurricane losses, those operations would have generated an underwriting profit of $276.0 and a combined ratio of 93.7%. In 2004, the company’s insurance and reinsurance operations achieved a net underwriting profit of $134.8 (an underwriting profit of $356.9 prior to giving effect to the losses during the third quarter of 2004 from Hurricanes Charley, Frances, Ivan and Jeanne (“the 2004 hurricanes”)) and a combined ratio of 96.9% (91.8% prior to giving effect to the 2004 hurricane losses).
The 2006 pre-tax loss of $321.8 for Runoff and Other included a $412.6 non-cash pre-tax and after-tax loss on the commutation of the SwissRe corporate insurance cover and a $111.6 pre-tax gain on OdysseyRe common shares sold by runoff companies to facilitate the company’s OdysseyRe secondary offering. Runoff and Other’s 2005 pre-tax loss of $618.4 included significant charges related to strengthening of prior periods’ reserves, losses on reinsurance commutations and settlements of reinsurance disputes, and losses arising from the 2005 hurricanes. The 2004 pre-tax loss of $70.0 included charges related to strengthening of prior years’ reserves as well as significant gains realized on sales of Zenith National shares and Northbridge common shares sold to facilitate the company’s Northbridge secondary offering, as discussed in the Runoff and Other section.
Net earnings for 2006 of $227.5 ($11.92 per diluted share) reflected improved underwriting profit and significantly increased investment income compared to 2005. The net loss in 2005 of $446.6 ($27.75 per diluted share) included significant catastrophe losses and runoff charges and featured lower investment income by comparison. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $420.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $669.5, compared to $540.3 in 2004 prior to giving effect to $252.7 in losses resulting from the 2004 hurricanes.
Of the $1,111.6 of consolidated operating expenses in 2006 ($1,059.7 in 2005), $757.9 ($726.4 in 2005) related to insurance, reinsurance, Runoff and Other operations and to corporate overhead, while the balance of $353.7 ($333.3 in 2005) related to Cunningham Lindsey.
Cash flow from operations for the year ended December 31, 2006 amounted to $189.4 for Northbridge ($346.0 in 2005), $89.4 for Crum & Forster ($9.1 in 2005) and $745.2 for OdysseyRe ($397.3 in 2005). Decreased operating cash flows at Northbridge primarily reflected the general decline in Northbridge’s business activity (gross premiums written and net premiums written declined in 2006 relative to 2005 by 2.7% and 3.4% respectively in Canadian dollar terms). Increased operating cash flows at Crum & Forster reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes. Increased operating cash flows at OdysseyRe reflected increased operating income, collections of reinsurance recoverable and income taxes receivable offset somewhat by decreases in funds withheld under reinsurance contracts and reinsurance balances payable.
The above sources of net earnings (with Cunningham Lindsey equity accounted) presented by business segment were as set out in the tables below for the years ended December 31, 2006, 2005 and 2004. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and

FAIRFAX FINANCIAL HOLDINGS LIMITED

Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.
Year ended December 31, 2006

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,609.9	1,351.6	134.8	2,335.7	5,432.0	486.8	(458.2)	–	5,460.6

Net premiums written	1,012.3	1,196.5	60.5	2,160.9	4,430.2	333.5	–	–	4,763.7

Net premiums earned	1,025.8	1,114.0	67.3	2,225.8	4,432.9	417.7	–	–	4,850.6

Underwriting profit	20.5	86.2	14.5	77.0	198.2	–	–	–	198.2
Interest and dividends	100.8	156.5	3.3	298.4	559.0	–	–	–	559.0

Operating income before:	121.3	242.7	17.8	375.4	757.2	–	–	–	757.2
Realized gains	115.1	271.4	14.2	358.9	759.6	151.6	(111.9)	36.0	835.3
Runoff and Other operating loss	–	–	–	–	–	(473.4)	–	–	(473.4)
Claims adjusting	–	–	–	–	–	–	–	–	–
Interest expense	–	(33.0)	–	(37.5)	(70.5)	–	–	(125.2)	(195.7)
Corporate overhead and other	(9.8)	(8.1)	(3.3)	(18.8)	(40.0)	–	–	(7.2)	(47.2)

Pre-tax income (loss)	226.6	473.0	28.7	678.0	1,406.3	(321.8)	(111.9)	(96.4)	876.2
Income taxes									(483.2)
Non-controlling interests									(165.5)

Net earnings									227.5

Year ended December 31, 2005

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,545.2	1,303.6	76.6	2,628.5	5,553.9	377.6	(372.4)	–	5,559.1

Net premiums written	978.8	1,026.0	46.5	2,303.3	4,354.6	340.0	–	–	4,694.6

Net premiums earned	959.2	1,053.1	68.2	2,275.9	4,356.4	336.1	–	–	4,692.5

Underwriting profit (loss)	68.2	(9.1)	4.8	(397.8)	(333.9)	–	–	–	(333.9)
Interest and dividends	65.7	105.0	7.5	167.2	345.4	–	–	–	345.4

Operating income (loss) before:	133.9	95.9	12.3	(230.6)	11.5	–	–	–	11.5
Realized gains	104.0	113.9	1.0	103.2	322.1	59.2	(15.7)	17.7	383.3
Runoff and Other operating loss	–	–	–	–	–	(677.6)	–	–	(677.6)
Claims adjusting	–	–	–	–	–	–	–	5.4	5.4
Interest expense	–	(32.9)	–	(30.0)	(62.9)	–	–	(121.7)	(184.6)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	(44.5)	–	–	36.1	(8.4)

Pre-tax income (loss)	223.3	174.4	10.9	(182.4)	226.2	(618.4)	(15.7)	(62.5)	(470.4)
Income taxes									68.9
Non-controlling interests									(45.1)

Net earnings (loss)									(446.6)

Year ended December 31, 2004

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,483.1	1,345.1	86.7	2,625.9	5,540.8	584.2	(521.9)	–	5,603.1

Net premiums written	957.6	1,036.0	59.6	2,348.8	4,402.0	383.7	–	–	4,785.7

Net premiums earned	939.0	1,027.6	57.8	2,323.2	4,347.6	456.7	–	–	4,804.3

Underwriting profit (loss)	115.5	(55.0)	4.7	69.6	134.8	–	–	–	134.8
Interest and dividends	60.9	81.3	2.9	156.3	301.4	–	–	–	301.4

Operating income before:	176.4	26.3	7.6	225.9	436.2	–	–	–	436.2
Realized gains	22.6	85.5	–	75.1	183.2	142.5	(43.8)	31.7	313.6
Runoff and Other operating loss	–	–	–	–	–	(212.5)	–	–	(212.5)
Claims adjusting	–	–	–	–	–	–	–	(15.4)	(15.4)
Interest expense	–	(33.2)	–	(25.6)	(58.8)	–	–	(104.6)	(163.4)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)	–	–	(42.2)	(74.1)

Pre-tax income (loss)	190.7	70.2	4.8	263.0	528.7	(70.0)	(43.8)	(130.5)	284.4
Income taxes									(146.5)
Non-controlling interests									(84.8)

Net earnings									53.1

Reference is made to note 2, as well as note 20, to the consolidated financial statements for a discussion of future accounting changes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheets
The company’s segmented balance sheets as at December 31, 2006 and 2005 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff and Other, which excludes balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,392.8 corporate and other long term debt as at December 31, 2006 consists primarily of Fairfax debt of $1,202.6 (see note 8 to the consolidated financial statements), TIG trust preferred securities of $17.9 (see note 9 to the consolidated financial statements) and purchase consideration payable of $179.2 (related to the TRG acquisition referred to in note 9 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2006

	Insurance			Reinsurance

		Crum &	Fairfax		Operating	Runoff and	Cunningham	Corporate
	Northbridge	Forster	Asia	OdysseyRe	Companies	Other	Lindsey	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	–	1.8	–	–	1.8	–	–	765.6	767.4
Accounts receivable and other	455.1	348.4	33.4	710.3	1,547.2	292.8	140.4	(87.6)	1,892.8
Recoverable from reinsurers	1,250.2	1,769.4	61.3	849.3	3,930.2	2,705.1	–	(1,128.8)	5,506.5
Portfolio investments	2,760.6	3,832.7	286.7	6,862.3	13,742.3	3,104.2	9.0	(19.9)	16,835.6
Deferred premium acquisition costs	123.1	84.0	5.0	149.9	362.0	7.0	–	–	369.0
Future income taxes	54.3	220.8	2.6	238.0	515.7	759.9	5.7	(510.0)	771.3
Premises and equipment	13.7	4.5	1.0	10.3	29.5	6.1	13.1	37.3	86.0
Goodwill	13.4	7.3	5.4	11.5	37.6	–	193.6	8.0	239.2
Due from affiliates	–	–	0.4	–	0.4	117.5	1.9	(119.8)	–
Other assets	1.3	23.7	–	21.7	46.7	19.7	9.6	32.7	108.7
Investments in Fairfax affiliates	–	109.7	–	88.5	198.2	351.2	–	(549.4)	–

Total assets	4,671.7	6,402.3	395.8	8,941.8	20,411.6	7,363.5	373.3	(1,571.9)	26,576.5

Liabilities
Cunningham Lindsey indebtedness	–	–	–	–	–		68.2	–	68.2
Accounts payable and accrued liabilities	188.4	275.5	44.4	256.1	764.4	265.1	102.7	(41.0)	1,091.2
Securities sold but not yet purchased	259.1	400.2	–	120.3	779.6	3.7	–	–	783.3
Due to affiliates	–	12.9	–	3.5	16.4	–	–	(16.4)	–
Funds withheld payable to reinsurers	56.4	252.0	0.9	108.0	417.3	37.3	–	(84.6)	370.0
Provision for claims	2,329.5	3,371.5	123.5	5,142.2	10,966.7	5,511.9	–	(976.3)	15,502.3
Unearned premiums	832.4	576.2	56.1	786.8	2,251.5	162.7	–	(115.3)	2,298.9
Deferred taxes payable	5.6	–	–	–	5.6	–	0.9	(6.5)	–
Long term debt	–	300.0	–	512.3	812.3	–	107.7	1,392.8	2,312.8

Total liabilities	3,671.4	5,188.3	224.9	6,929.2	16,013.8	5,980.7	279.5	152.7	22,426.7

Non-controlling interests	–	–	7.3	–	7.3	–	1.5	1,284.1	1,292.9

Shareholders’ equity	1,000.3	1,214.0	163.6	2,012.6	4,390.5	1,382.8	92.3	(3,008.7)	2,856.9

Total liabilities and shareholders’ equity	4,671.7	6,402.3	395.8	8,941.8	20,411.6	7,363.5	373.3	(1,571.9)	26,576.5

Capital
Debt	–	300.0	–	512.3	812.3	–	175.9	1,392.8	2,381.0
Non-controlling interests	408.1	–	–	863.1	1,271.2	–	17.6	4.1	1,292.9
Investments in Fairfax affiliates	–	109.7	–	88.5	198.2	351.2	–	(549.4)	–
Shareholders’ equity	592.2	1,104.3	163.6	1,061.0	2,921.1	1,031.6	74.7	(1,170.5)	2,856.9

Total capital	1,000.3	1,514.0	163.6	2,524.9	5,202.8	1,382.8	268.2	(323.0)	6,530.8

% of total capital	15.3%	23.2%	2.5%	38.7%	79.7%	21.2%	4.1%	(5.0)%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2005

	Insurance			Reinsurance

			Fairfax		Operating	Runoff and	Cunningham	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Companies	Other	Lindsey	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	–	1.7	–	–	1.7	–	–	557.3	559.0
Accounts receivable and other	438.0	382.9	38.2	872.4	1,731.5	654.6	115.7	(121.4)	2,380.4
Recoverable from reinsurers	1,330.3	2,244.9	48.7	1,478.0	5,101.9	4,078.3	–	(1,524.5)	7,655.7
Portfolio investments	2,447.7	3,769.3	190.7	5,668.1	12,075.8	2,924.8	10.0	0.1	15,010.7
Deferred premium acquisition costs	122.0	78.5	6.7	167.2	374.4	10.7	–	–	385.1
Future income taxes	61.8	187.8	0.5	217.5	467.6	797.3	2.4	(148.5)	1,118.8
Premises and equipment	15.0	4.2	1.0	12.2	32.4	8.5	11.2	43.6	95.7
Goodwill	16.1	7.3	5.4	12.2	41.0	–	175.6	11.8	228.4
Due from affiliates	–	–	2.5	–	2.5	94.5	2.1	(99.1)	–
Other assets	1.3	25.6	–	24.5	51.4	14.9	8.8	33.1	108.2
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–

Total assets	4,432.2	6,821.0	293.7	8,540.6	20,087.5	9,071.2	325.8	(1,942.5)	27,542.0

Liabilities
Cunningham Lindsey indebtedness	–	–	–	–	–	–	63.9	–	63.9
Accounts payable and accrued liabilities	208.2	256.3	21.1	149.8	635.4	308.6	82.2	141.1	1,167.3
Securities sold but not yet purchased	227.5	329.7	–	139.2	696.4	3.9	–	–	700.3
Due to affiliates	3.3	6.8	–	3.3	13.4	–	–	(13.4)	–
Funds withheld payable to reinsurers	58.7	301.1	0.1	192.7	552.6	620.4	–	(118.6)	1,054.4
Provision for claims	2,198.1	3,896.8	114.7	5,109.1	11,318.7	6,280.1	–	(1,363.7)	16,235.1
Unearned premiums	852.1	560.2	58.3	951.0	2,421.6	155.7	–	(131.0)	2,446.3
Deferred taxes payable	5.3	–	–	–	5.3	–	3.0	(8.3)	–
Long term debt	–	300.0	–	469.5	769.5	–	107.3	1,602.3	2,479.1

Total liabilities	3,553.2	5,650.9	194.2	7,014.6	16,412.9	7,368.7	256.4	108.4	24,146.4

Non-controlling interests	–	–	7.2	–	7.2	–	1.0	743.2	751.4

Shareholders’ equity	879.0	1,170.1	92.3	1,526.0	3,667.4	1,702.5	68.4	(2,794.1)	2,644.2

Total liabilities and shareholders’ equity	4,432.2	6,821.0	293.7	8,540.6	20,087.5	9,071.2	325.8	(1,942.5)	27,542.0

Capital
Debt	–	300.0	–	469.5	769.5	–	171.2	1,602.3	2,543.0
Non-controlling interests	358.6	–	–	371.5	730.1	–	13.0	8.3	751.4
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–
Shareholders’ equity	520.4	1,051.3	92.3	1,066.0	2,730.0	1,214.9	55.4	(1,356.1)	2,644.2

Total capital	879.0	1,470.1	92.3	1,995.5	4,436.9	1,702.5	239.6	(440.4)	5,938.6

% of total capital	14.8%	24.7%	1.6%	33.6%	74.7%	28.7%	4.0%	(7.4% )	100.0%

Accounts receivable and other declined by $487.6 in 2006 principally as the result of the receipt of the cash proceeds of $373.3 on the closing of the 2005 commutation of the Ridge Re adverse development cover by TIG in March 2006.
Reinsurance recoverables declined to $5,506.5 in 2006 from $7,655.7 at the end of 2005 primarily as a result of the commutation of the Swiss Re corporate insurance cover balance of $1 billion, collections from reinsurers related to paid claims on 2005 hurricane losses and continuing collections of runoff reinsurance recoverable balances.
Future income taxes represent amounts expected to be recovered in future years. At December 31, 2006 future income taxes of $771.3 (of which $600.6 related to Fairfax Inc., Fairfax’s U.S. holding company, and its subsidiaries in the U.S. consolidated tax group and OdysseyRe) consisted of $338.9 of capitalized operating and capital losses, and temporary differences of $432.4 which primarily represent expenses recorded in the financial statements but not yet deducted for income tax purposes. The tax-effected operating and capital losses (before valuation allowance) relate primarily to Fairfax Inc. and its U.S. subsidiaries other than OdysseyRe ($41.5), where all of the losses expire after 2018, the Canadian holding company ($85.7) and European runoff ($180.9), with the remainder relating primarily to Cunningham Lindsey.
To facilitate the utilization of its future U.S. income taxes asset and to optimize the cash flow from U.S. tax sharing payments, the company had increased its interest in OdysseyRe to in excess of 80% in 2003, to permit OdysseyRe to be included in Fairfax’s U.S. consolidated tax group. During 2006, Fairfax determined that OdysseyRe’s inclusion in the U.S. tax group was no longer necessary, and effective August 28, 2006, OdysseyRe was deconsolidated from the U.S. tax group.
Consolidated future income taxes decreased by $347.5 in 2006 as a result of the utilization of capitalized operating and capital losses (resulting from taxable income generated in 2006 and from increases in valuation allowances of certain subsidiaries) and a decline in the ordinary course for temporary differences as a result of variations in business volumes. The portion of Fairfax’s future income taxes asset consisting of capitalized operating and capital losses related to its U.S. consolidated tax group decreased by $364.2 in 2006 as a result of the significant taxable income generated by the members of the U.S. consolidated tax group.
The company’s valuation allowance on its future income taxes asset as at December 31, 2006 was $231.9, of which $189.2 related to losses incurred primarily in the U.K. and Ireland, and the remainder related primarily to losses incurred at Cunningham Lindsey. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income taxes asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions. The company expects to realize the benefit of these capitalized losses from future profitable operations.
In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums and to investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.
Portfolio investments include strategic investments in 26.1%-owned Hub International Limited (“Hub”) ($183.5) and 44.5%-owned Advent Capital Holdings PLC ($115.9), which are publicly listed companies, and 26.0%-owned ICICI Lombard General Insurance Company Limited ($38.5). Strategic investments at December 31, 2005 included, in addition to Hub,

FAIRFAX FINANCIAL HOLDINGS LIMITED

Advent and ICICI Lombard, the company’s remaining holdings of Zenith National Insurance Corp. (“Zenith National”). The company sold its remaining holdings of Zenith National in 2006 for a pre-tax gain of $137.3, bringing the total gains realized between 2004 and 2006 on the company’s Zenith National investment to $339.2.
Subsequent to year end, on February 26, 2007 the company announced that Hub had entered into an agreement pursuant to which Hub shares would be acquired for $40.00 per share in cash. Pursuant to an agreement entered into in connection with the transaction, it was agreed that the 10.3 million Hub shares held by the company would be voted in favour of the proposed acquisition. Upon completion, the company is expected to realize cash proceeds of approximately $413 and an estimated pre-tax gain on sale of approximately $220. The transaction is subject to Hub shareholder approval, Canadian court approval, other regulatory approvals in the United States and Canada and customary closing conditions. The transaction is expected to be completed during the second quarter of 2007.
Goodwill increased to $239.2 (of which $193.6 relates to Cunningham Lindsey) at December 31, 2006 from $228.4 at December 31, 2005, due principally to the strengthening of the U.K. pound sterling against the U.S. dollar during 2006.
Components of Net Earnings

Underwriting and Operating Income
Set out and discussed in the sections that follow are the 2006, 2005 and 2004 underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis.

Canadian Insurance – Northbridge

	2006	2005	2004
Underwriting profit	20.5	68.2	115.5

Combined ratio
Loss & LAE	71.8%	67.9%	62.2%
Commissions	8.1%	6.3%	7.3%
Underwriting expense	18.1%	18.7%	18.2%

	98.0%	92.9%	87.7%

Gross premiums written	1,609.9	1,545.2	1,483.1

Net premiums written	1,012.3	978.8	957.6

Net premiums earned	1,025.8	959.2	939.0

Underwriting profit	20.5	68.2	115.5
Interest and dividends	100.8	65.7	60.9

Operating income	121.3	133.9	176.4
Realized gains	115.1	104.0	22.6

Pre-tax income before interest and other	236.4	237.9	199.0

Net income after taxes	147.3	163.4	124.3

In 2006, Northbridge earned underwriting profit of $20.5, representing a 69.9% decline from underwriting profit of $68.2 earned in 2005. The 2006 loss ratio of 71.8%, compared to the 2005 loss ratio of 67.9%, included 8.9 points primarily attributable to net adverse development of prior years’ reserves for the 2005 hurricane losses. During 2006, Commonwealth Insurance substantially withdrew from the majority of the business formerly underwritten by its Energy & International division, which business had been a significant source of recent years’

incurred catastrophe losses. Underwriting performance achieved by the Northbridge subsidiaries other than Commonwealth Insurance in 2006 was favourable, with combined ratios for Federated Insurance, Lombard Insurance and Markel Insurance of 84.0%, 90.1% and 91.2% respectively (compared to 90.7%, 88.5% and 88.2%, respectively in 2005). Commonwealth Insurance produced combined ratios of 153.7% in 2006 and 123.3% in 2005. In 2005, Northbridge earned underwriting profit of $68.2, a 41.0% decline relative to underwriting profit of $115.5 earned in 2004. Although 2005 underwriting profit increased from 2004 levels at three of Northbridge’s four operating subsidiaries, the underwriting year was affected by the unprecedented 2005 hurricanes. Despite an adverse underwriting impact aggregating 7.9 combined ratio points from Hurricanes Katrina, Rita and Wilma, Northbridge produced a combined ratio of 92.9% in 2005, compared to 87.7% in 2004.
Net premiums written and net premiums earned in 2006 increased by 3.4% and 6.9% respectively over 2005 premiums, primarily due to the effect of foreign currency translation of Northbridge’s predominantly Canadian dollar-denominated premiums (net premiums written and net premiums earned in 2006 decreased by 3.4% and 0.1% respectively over 2005 premiums in Canadian dollar terms). Net premiums written and net premiums earned by Northbridge in 2005 declined 5.0% (measured in Canadian dollars) relative to 2004 premiums as a result of a repositioning of its personal lines segment, reinstatement premiums triggered under certain reinsurance treaties, reduced profit sharing premium and generally increased competitive market conditions.
Operating income declined in 2006 to $121.3 from $133.9 in 2005, reflecting a decline in underwriting profit partially offset by an increase in interest and dividend income. Pre-tax income before interest and other was largely unchanged in 2006 compared to 2005 ($236.4 compared to $237.9) but net earnings declined in 2006 to $147.3 from $163.4 in 2005, with the decline primarily attributable to the effect of a lower effective tax rate in 2005 resulting from the reduced taxation of certain realized gains on portfolio investments. Northbridge’s operating income declined to $133.9 in 2005 from $176.4 in 2004, largely as a result of the impact of the 2005 hurricanes. However, net income after taxes for 2005 at $163.4 improved 31.5% from $124.3 in 2004, primarily as a result of significant net realized gains on portfolio investments and a reduced effective tax rate. Northbridge’s 2006 results produced a return on average equity, while remaining debt free, of 15.3% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 21 years since inception in 1985 is 16.4% (expressed in Canadian dollars).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2006 and 2005.

	2006	2005
Assets
Accounts receivable and other	455.1	438.0
Recoverable from reinsurers	1,250.2	1,330.3
Portfolio investments	2,760.6	2,447.7
Deferred premium acquisition costs	123.1	122.0
Future income taxes	54.3	61.8
Premises and equipment	13.7	15.0
Goodwill	13.4	16.1
Other assets	1.3	1.3

Total assets	4,671.7	4,432.2

Liabilities
Accounts payable and accrued liabilities	188.4	208.2
Securities sold but not yet purchased	259.1	227.5
Due to affiliates	–	3.3
Funds withheld payable to reinsurers	56.4	58.7
Provision for claims	2,329.5	2,198.1
Unearned premiums	832.4	852.1
Deferred taxes payable	5.6	5.3

Total liabilities	3,671.4	3,553.2
Shareholders’ equity	1,000.3	879.0

Total liabilities and shareholders’ equity	4,671.7	4,432.2

Northbridge’s assets and liabilities increased in 2006 due to continued profitability, positive operating cash flow generation and favourable investment performance. Portfolio investments at December 31, 2006 totaled $2,760.6, an increase of 12.8% over December 31, 2005, driven by the generation of cash from operations including increased investment income, and significant net realized gains. Amounts recoverable from reinsurers decreased $80.1 in 2006 from 2005, primarily as a result of collections of paid losses related to the 2005 hurricanes.
Provision for claims increased in 2006, primarily as a result of the net adverse movement in prior years’ reserves arising from the 2005 hurricanes, to $2,329.5 at December 31, 2006 from $2,198.1 a year earlier. Common shareholders’ equity at December 31, 2006 was $1,000.3 compared to $879.0 at December 31, 2005 as a result of 2006 earnings of $147.3, less dividends paid in 2006 of $29.6.
For more information on Northbridge’s results, please see its 2006 annual report posted on its website www.norfin.com.

                           U.S. Insurance – Crum & Forster(1)(2)
Year ended December 31, 2006

Crum &
Forster
Underwriting profit (loss)	86.2

Combined ratio
Loss & LAE	64.1%
Commissions	11.1%
Underwriting expense	17.1%

92.3%

Gross premiums written	1,351.6

Net premiums written	1,196.5

Net premiums earned	1,114.0

Underwriting profit	86.2
Interest and dividends	156.5

Operating income	242.7
Realized gains	271.4

Pre-tax income before interest and other	514.1

Net income after taxes	314.6

Year ended December 31, 2005

	Crum &
	Forster	Fairmont	Total
Underwriting profit (loss)	(12.6)	3.5	(9.1)

Combined ratio
Loss & LAE	73.2%	63.2%	71.7%
Commissions	10.3%	11.7%	10.5%
Underwriting expense	17.9%	22.9%	18.7%

	101.4%	97.8%	100.9%

Gross premiums written	1,097.8	205.8	1,303.6

Net premiums written	866.9	159.1	1,026.0

Net premiums earned	892.1	161.0	1,053.1

Underwriting profit (loss)	(12.6)	3.5	(9.1)
Interest and dividends	100.4	4.6	105.0

Operating income	87.8	8.1	95.9
Realized gains	103.9	10.0	113.9

Pre-tax income before interest and other	191.7	18.1	209.8

Net income after taxes	106.6	11.8	118.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2004

	Crum &
	Forster	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	78.3	7.2	85.5

Pre-tax income before interest and other	95.1	16.7	111.8

Net income after taxes	38.6	11.2	49.8

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance.

(2)	Effective January 1, 2006, Fairmont’s business was carried on as the Fairmont Specialty division of Crum & Forster, and the Fairmont legal entities were placed into runoff.
Underwriting results for Crum & Forster (including the results of Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006) improved significantly in 2006, generating underwriting profit of $86.2 compared to an underwriting loss of $9.1 in 2005 and producing a combined ratio of 92.3% in 2006 compared to 100.9% in 2005. Underwriting results in 2006 reflected net benefits of $78.9 or 7.1 combined ratio points, comprised of $48.9 of net favourable development of prior years’ loss reserves and $30.0 of return premium related to reduced cessions to aggregate reinsurance treaties. The benefits arose primarily from favourable loss development across all major casualty lines, partially offset by adverse development in lines of business with latent exposures. The U.S. insurance segment’s 2005 combined ratio was 100.9% (including 8.9 combined ratio points arising from the 2005 hurricanes) compared to 105.4% in 2004 (including 9.4 combined ratio points arising from the 2004 hurricanes).
Crum & Forster’s combined ratio of 101.4% in 2005 included 10.4 combined ratio points arising from the 2005 hurricanes. Underwriting results in 2005 also reflected a net benefit of $31.7 or 3.4 combined ratio points related to favourable development of prior years’ loss reserves, primarily with respect to the 2004 hurricanes. The 2005 reported combined ratio of 101.4% was 5.1 combined ratio points lower than the 2004 combined ratio of 106.5%. Prior to giving effect to the 2005 hurricanes and the 2004 hurricanes, the 2005 combined ratio improved to 91.0% from 95.4% in 2004, reflecting the aforementioned favourable reserve development in 2005 and management’s strict underwriting discipline and expense focus. Crum & Forster’s combined ratio of 106.5% in 2004 included 11.1 combined ratio points arising from the 2004 hurricanes. Underwriting results in 2004 also reflected a net cost of $25.0 or 2.4 combined ratio points related to development of prior years’ loss reserves. Such net prior year loss development included redundancies as well as $100.0 of APH strengthening, recorded following an independent ground-up study, all of which was covered by aggregate stop loss reinsurance.
Fairmont’s 2005 combined ratio of 97.8% (improved from 99.3% in 2004) reflected its continued focus on underwriting profitability and its disciplined response to increased competitive conditions, which resulted in a decrease in net premiums written to $159.1 in 2005 from $166.4 in 2004. Effective January 1, 2006, Fairmont’s business was carried on as the Fairmont Specialty division of Crum & Forster, and the Fairmont legal entities were placed into runoff.
Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2006 to their parent holding company of $127.0 compared to $93.4 in 2005 ($80.0 in 2004). Crum & Forster paid dividends to Fairfax of $90.0 in 2006 and $73.5 in 2005 ($61.5 in 2004). The subsidiaries’ combined 2007 maximum dividend capacity, without prior regulatory approval, is $138.4.
Cash flow from operations at Crum & Forster was $89.4 in 2006 ($9.1 in 2005 and $94.7 in 2004). The increase in 2006 reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes. The decline in 2005 relative to 2004 was attributable to lower proceeds from reinsurance commutations and higher catastrophe losses and asbestos payments, partially offset by a reduction in all other claims payments.
Net premiums written by Crum & Forster in 2006 increased by 16.6% to $1,196.5 compared to $1,026.0 in net premiums written by the U.S. insurance segment in 2005, as a result of new business premium in Crum & Forster’s property, umbrella and specialty casualty lines of business, $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties, reduced ceded premium attributable to increased retentions on various lines of business, and the impact of restatement premiums paid in 2005. Net premiums written by U.S. insurance remained relatively stable in 2005 compared to 2004, reflecting increased competition for both new and renewal business.
Net income for 2006 increased substantially to $314.6 compared to 2005 net income for the U.S. insurance segment of $118.4. The largest contributor to the increase was an increase in net realized gains to $271.4 from $113.9 in 2005, augmented by an increase in interest and dividend income to $156.5 from $105.0, in addition to the aforementioned $95.3 year-over-year improvement in underwriting profitability. Crum & Forster’s net income for the year ended December 31, 2006 produced a return on average equity of 28.6% (2005 – 11.0%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $795.5, from which it has paid dividends to Fairfax of $442.9, and its annual return on average equity since acquisition has been 10.6%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for U.S. insurance as at December 31, 2006 and 2005.

	December 31,
	2006	December 31, 2005

	Crum &	Crum &		Intrasegment	U.S.
	Forster(1)	Forster(1)	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	1.8	1.7	–	–	1.7
Accounts receivable and other	348.4	336.0	46.9	–	382.9
Recoverable from reinsurers	1,769.4	2,152.0	107.8	(14.9)	2,244.9
Portfolio investments	3,832.7	3,466.1	303.2	–	3,769.3
Deferred premium acquisition costs	84.0	70.8	7.7	–	78.5
Future income taxes	220.8	160.1	27.7	–	187.8
Premises and equipment	4.5	4.2	–	–	4.2
Goodwill	7.3	7.3	–	–	7.3
Other assets	23.7	24.1	1.5	–	25.6
Investments in Fairfax affiliates	109.7	111.6	7.2	–	118.8

Total assets	6,402.3	6,333.9	502.0	(14.9)	6,821.0

Liabilities
Accounts payable and accrued liabilities	275.5	237.6	18.8	(0.1)	256.3
Securities sold but not yet purchased	400.2	329.7	–	–	329.7
Due to affiliates	12.9	8.3	(1.5)	–	6.8
Funds withheld payable to reinsurers	252.0	296.7	4.5	(0.1)	301.1
Provision for claims	3,371.5	3,672.5	239.0	(14.7)	3,896.8
Unearned premiums	576.2	499.6	60.6	–	560.2
Long term debt	300.0	300.0	–	–	300.0

Total liabilities	5,188.3	5,344.4	321.4	(14.9)	5,650.9
Shareholders’ equity	1,214.0	989.5	180.6	–	1,170.1

Total liabilities and shareholders’ equity	6,402.3	6,333.9	502.0	(14.9)	6,821.0

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance.
Significant changes to Crum & Forster’s balance sheet as at December 31, 2006 as compared to its 2005 balance sheet (Fairmont’s ongoing business (excluding its assets and liabilities) was assumed by Crum & Forster and the Fairmont legal entities were placed into runoff effective January 1, 2006, hence the relevant comparison is to the 2005 Crum & Forster balance sheet and not the 2005 U.S. insurance segment balance sheet) include a $382.6 decrease in reinsurance recoverables and a $301.0 decrease in provision for claims, both primarily attributable to reduced balances related to paid claims arising from the 2005 hurricanes. Growth in Crum & Forster’s business activity in 2006 (increased new and renewal business in addition to increases due to Crum & Forster’s assumption of the ongoing business of Fairmont) contributed to balance sheet changes including an increase in portfolio investments of $366.6 (a $296.1 increase net of the $70.5 increase in securities sold but not yet purchased), a $76.6 increase in unearned premiums and a $60.7 increase in the future income taxes asset. Shareholders’ equity increased by $224.5, reflecting net earnings of $314.6 and $90.0 of dividends paid during 2006.
Crum & Forster’s investments in Fairfax affiliates consist of:

Affiliate	% interest
Northbridge (common shares)	15.2
OdysseyRe (common shares)	1.1
TRG Holdings (Class 1 shares)	5.2
MFX	9.3
For more information on Crum & Forster, please see its 10-K report for 2006 which will be posted on its website www.cfins.com.
                           Asian Insurance – Fairfax Asia

	2006	2005	2004
Underwriting profit	14.5	4.8	4.7

Combined ratio
Loss & LAE	55.7%	65.5%	55.9%
Commissions	7.5%	12.3%	18.0%
Underwriting expense	15.2%	15.2%	18.0%

	78.4%	93.0%	91.9%

Gross premiums written	134.8	76.6	86.7

Net premiums written	60.5	46.5	59.6

Net premiums earned	67.3	68.2	57.8

Underwriting profit	14.5	4.8	4.7
Interest and dividends	3.3	7.5	2.9

Operating income	17.8	12.3	7.6
Realized gains	14.2	1.0	–

Pre-tax income before interest and other	32.0	13.3	7.6

Net income after taxes	23.0	7.3	4.1

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Company (Hong Kong) Limited and a 26.0% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest commercial bank).
Fairfax Asia’s 2006 underwriting profit rose to $14.5 compared to $4.8 in 2005, and operating income increased to $17.8 from $12.3. The improved results reflect 2006 underwriting profit at First Capital of $22.6 (underwriting profit of $3.9 in 2005), offset by an underwriting loss of $5.2 at Falcon (underwriting profit of $0.6 in 2005). First Capital’s underwriting results include net favourable development of prior periods’ reserves of $2.6, while Falcon’s underwriting results include net adverse development of $5.4 primarily related to its employees’ compensation insurance line of business. Net premiums written by Fairfax Asia in 2006 grew by 30.1% to $60.5, driven primarily by growth at First Capital. Net realized gains of $14.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

during 2006 (compared to $1.0 in 2005), combined with significantly higher underwriting profit and operating income, resulted in 2006 net earnings of $23.0 for Fairfax Asia, compared to $7.3 in 2005.
Underwriting profit of $4.8 and Fairfax Asia’s combined ratio of 93.0% in 2005 compared to 91.9% in 2004 reflected an increase in Falcon’s combined ratio to 98.7% in 2005 from 95.0% in 2004, principally as a result of its employees’ compensation insurance line of business, partially offset by First Capital’s underwriting performance and combined ratio of 82.0% on substantially increased net premiums earned. The decline in 2005 gross and net premiums written compared to 2004 reflected Falcon’s response to further rate softening in the Hong Kong market. The increase in investment income from 2004 to 2005 related mainly to an increase in the equity-accounted earnings pickup from Fairfax Asia’s 26.0% interest in ICICI Lombard.
Fairfax Asia’s share of ICICI Lombard’s net earnings or loss on an equity-accounted basis was a net loss of $2.6 in 2006, net income of $2.4 in 2005 and nil in 2004. During the twelve-month period ended December 31, 2006 ICICI Lombard’s gross premium written (in U.S. dollar terms) increased by 82.8% over the comparable 2005 period to approximately $593.6 from approximately $324.8.
Set out below are the balance sheets for Fairfax Asia as at December 31, 2006 and 2005:

	2006	2005
Assets
Accounts receivable and other	33.4	38.2
Recoverable from reinsurers	61.3	48.7
Portfolio investments	286.7	190.7
Deferred premium acquisition costs	5.0	6.7
Future income taxes	2.6	0.5
Premises and equipment	1.0	1.0
Goodwill	5.4	5.4
Due from affiliates	0.4	2.5

Total assets	395.8	293.7

Liabilities
Accounts payable and accrued liabilities	44.4	21.1
Funds withheld payable to reinsurers	0.9	0.1
Provision for claims	123.5	114.7
Unearned premiums	56.1	58.3

Total liabilities	224.9	194.2
Non-controlling interests	7.3	7.2
Shareholders’ equity	163.6	92.3

Total liabilities and shareholders’ equity	395.8	293.7

Significant changes in Fairfax Asia’s balance sheet reflected increased business activity during 2006 and included a $96.0 increase in portfolio investments and increased accounts payable and accrued liabilities, recoverable from reinsurers and provision for claims. Shareholders’ equity increased by $71.3 as a result of 2006 earnings and the issuance of $41.8 of additional equity capital to the company to fund the $24.5 increase in Fairfax Asia’s investment in ICICI Lombard and to provide capital for the general growth in Fairfax Asia’s business.

                           Reinsurance – OdysseyRe(1)

	2006	2005	2004
Underwriting profit (loss)	77.0	(397.8)	69.6

Combined ratio
Loss & LAE	68.7%	90.5%	69.6%
Commissions	20.8%	20.8%	22.6%
Underwriting expense	7.0%	6.2%	4.8%

	96.5%	117.5%	97.0%

Gross premiums written	2,335.7	2,628.5	2,625.9

Net premiums written	2,160.9	2,303.3	2,348.8

Net premiums earned	2,225.8	2,275.9	2,323.2

Underwriting profit (loss)	77.0	(397.8)	69.6
Interest and dividends	298.4	167.2	156.3

Operating income (loss)	375.4	(230.6)	225.9
Realized gains	358.9	103.2	75.1

Pre-tax income (loss) before interest and other	734.3	(127.4)	301.0

Net income (loss) after taxes	470.7	(110.2)	177.6

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion of First Capital’s results in 2004 (First Capital’s results are included in the results of Fairfax Asia above).
During 2006, OdysseyRe’s worldwide reinsurance and insurance operations generated underwriting profit of $77.0 and a combined ratio of 96.5%, compared to an underwriting loss of $397.8 and a combined ratio of 117.5% in 2005. OdysseyRe’s results in 2005, a year of unprecedented catastrophe losses industry-wide, included 19.2 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. OdysseyRe’s 2006 underwriting results included 8.3 combined ratio points ($185.4 pre-tax, including a third quarter $33.8 pre-tax loss on the commutation of an intercompany reinsurance treaty) in net adverse development of prior years’ loss reserves arising primarily from 2001 and prior years’ U.S. casualty and latent reserves, partially offset by favourable development of recent years’ business in the U.S. Insurance, London Market and EuroAsia divisions. This compares to a combined ratio of 97.0% in 2004, which included 4.2 combined ratio points arising from the 2004 hurricanes. OdysseyRe’s combined ratio in 2005 included 7.3 combined ratio points ($166.5 of net pre-tax losses) in adverse development of prior years’ loss reserves.
Gross premiums written by OdysseyRe in 2006 of $2,335.7 declined by 11.1% from $2,628.5 in 2005 (excluding reinstatement premiums in 2006 and 2005, the decline was 8.8%). The decline primarily reflects a reduction in the amount of reinsurance business written in 2006 on a proportional basis in certain classes of business, particularly for catastrophe-exposed property business in the U.S., and OdysseyRe’s decision to migrate certain proportional business to an excess of loss basis, which had the effect of reducing written premiums attributable to the coverage. In addition, the absence of major catastrophes in 2006 resulted in a decrease in reinstatement premiums. Lastly, OdysseyRe experienced a decline in casualty classes of business, reflecting lower levels of reinsurance purchased by its customers and generally increased competition in certain specialty classes. Gross premiums written increased modestly (by less than 1%) in 2005 compared to 2004, following a compound annual increase of 31.5%

FAIRFAX FINANCIAL HOLDINGS LIMITED

from 2002 to 2004 and an increase in net premiums written during this period at a compound annual growth rate of 34.9%. During this three year period, OdysseyRe significantly expanded its presence in the global marketplace through a deliberate strategy of product and geographic diversification.
Increased 2006 net operating cash flows of $745.2 (compared to $397.3 in 2005) reflected increased operating income and collections of reinsurance recoverable and income taxes receivable, offset somewhat by decreases in funds withheld payable to reinsurers and reinsurance balances payable. OdysseyRe’s net operating cash flow was $397.3 in 2005 as compared to $603.2 in 2004, the decline reflecting an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
Significantly increased 2006 interest and dividend income (a 78.5% increase to $298.4 in 2006 from $167.2 in 2005, due primarily to an increased portfolio, a higher proportion of interest-bearing investment assets and higher short term interest rates) and net realized gains ($358.9 in 2006 compared to $103.2 in 2005) combined with the turnaround in underwriting profitability produced record net earnings for OdysseyRe of $470.7 in 2006 compared to a net loss of $110.2 in 2005 and net earnings of $177.6 in 2004.
Set out below are the balance sheets for OdysseyRe as at December 31, 2006 and 2005:

	2006	2005
Assets
Accounts receivable and other	710.3	872.4
Recoverable from reinsurers	849.3	1,478.0
Portfolio investments	6,862.3	5,668.1
Deferred premium acquisition costs	149.9	167.2
Future income taxes	238.0	217.5
Premises and equipment	10.3	12.2
Goodwill	11.5	12.2
Other assets	21.7	24.5
Investments in Fairfax affiliates	88.5	88.5

Total assets	8,941.8	8,540.6

Liabilities
Accounts payable and accrued liabilities	256.1	149.8
Securities sold but not yet purchased	120.3	139.2
Due to affiliates	3.5	3.3
Funds withheld payable to reinsurers	108.0	192.7
Provision for claims	5,142.2	5,109.1
Unearned premiums	786.8	951.0
Long term debt	512.3	469.5

Total liabilities	6,929.2	7,014.6
Shareholders’ equity	2,012.6	1,526.0

Total liabilities and shareholders’ equity	8,941.8	8,540.6

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion of First Capital’s results in 2004 (First Capital’s results are included in Fairfax Asia above).
Significant changes to OdysseyRe’s 2006 balance sheet reflected the aforementioned contraction of certain of OdysseyRe’s reinsurance classes of business in 2006, certain capital management and refinancing initiatives, and its record earnings performance. Portfolio investments increased during 2006 by $1,194.2 ($1,213.1 net of the $18.9 reduction in securities sold but not yet purchased), reflecting significantly increased net operating cash flows and substantial increases in interest and dividend income and net realized gains. The $628.7 decline in balances recoverable from reinsurers primarily reflected OdysseyRe’s 2006 operating decision to selectively increase its own retentions, commutations of certain ceded business, and collections of paid losses related to ceded 2005 hurricane losses. The $164.2 decline in unearned premiums reflected OdysseyRe’s decision to migrate certain of its proportional reinsurance business to an excess of loss basis, which contributed to the general decline in written premium. Long term debt increased by a net $42.8 primarily as a result of the issuance of $100.0 of floating rate senior notes, partially offset by a $56.0 reduction in its outstanding convertible debentures as a result of 2006 conversions by holders. Shareholders’ equity increased by $486.6, reflecting changes including net earnings of $470.7 and the aforementioned increase in common equity due to conversions of convertible debentures, less common and preferred dividends paid during the year of $16.9. Including its record net earnings achieved in 2006, since the end of 2001 (the year of OdysseyRe’s IPO) OdysseyRe’s common shareholders’ equity has grown at a compounded annual rate of 20.4% on a US GAAP basis while book value per common share has grown at a compounded annual rate of 18.2%.
OdysseyRe’s investments in Fairfax affiliates consist of:

Affiliate	% interest
TRG Holdings (Class 1 shares)	47.4
Fairfax Asia	29.5
MFX	7.4
For more information on OdysseyRe’s results, please see its 10-K report for 2006 and its 2006 annual report, both of which will be posted on its website www.odysseyre.com.

Interest and Dividends
Interest and dividend income earned by the company’s insurance and reinsurance operations in 2006 increased to $559.0 from $345.4 in 2005 (2004 – $301.4), due primarily to higher short term interest rates and increased investment portfolios resulting from subsidiaries’ positive cash flow from operations, as well as the reduction in 2005 interest and dividend income caused by recording the company’s share of Advent’s $45.1 hurricane-affected 2005 net loss. Increased interest and dividend income in 2005 compared to 2004 was primarily due to higher short term interest rates and increased investment portfolios reflecting positive cash flow from operations, partially offset by the aforementioned company’s share of Advent’s hurricane-affected loss.

Realized Gains
Net realized gains earned by the company’s insurance and reinsurance operations increased in 2006 to $759.6 from $322.1 in 2005 (2004 – $183.2). Consolidated net realized gains in 2006 of $835.3 (comprised of net realized gains on portfolio investments of $765.6 and the $69.7 gain on the company’s OdysseyRe secondary offering) included net realized gains on portfolio investments in the Runoff and Other segment of $151.6 (including $111.6 related to common shares of OdysseyRe sold in the secondary offering, a portion of which was eliminated on consolidation resulting in a $69.7 gain on a consolidated basis). Consolidated net realized gains of $385.7 in 2005 included net realized gains on portfolio investments in the Runoff and Other segment of $59.2. Consolidated net realized gains of $313.6 in 2004 (comprised of net realized gains on portfolio investments of $273.5 and the $40.1 gain on the company’s Northbridge secondary offering) included net realized gains on portfolio investments in the Runoff and Other segment of $142.5. Consolidated net realized gains in 2006 included $251.0 (2005 – $107.8; 2004 – $69.7) of net losses (including mark-to-market adjustments recorded as

FAIRFAX FINANCIAL HOLDINGS LIMITED

realized losses), related to the company’s economic hedges against a decline in the equity markets and other derivatives in the company’s investment portfolio, primarily credit default swaps and bond warrants. Included in consolidated net realized gains for 2006 was a provision of $37.8 (2005 – $48.5; 2004 – $31.6) for other than temporary impairments and writedowns of certain bonds and common stocks.

Runoff and Other
The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The Runoff and Other segment currently consists of three groups: the U.S. runoff group, consisting primarily of TIG Insurance Company (TIG) and the business of Fairmont placed in runoff on January 1, 2006; the European runoff group (RiverStone Insurance UK and nSpire Re); and Group Re, which predominantly constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in certain of the reinsurance of Fairfax’s subsidiaries, which may be effected by quota share or through participation in those subsidiaries’ third party reinsurance programs. The U.S. and European runoff groups are managed by the dedicated TRG runoff management operation, identified under the RiverStone name, which has 346 full-time employees in the U.S. and Europe. Group Re’s activities are managed by Fairfax.

U.S. runoff group
The U.S. runoff group consists of TIG, Fairmont and Old Lyme Insurance (which is not significant). TIG, as it exists today, is the result of its merger with IIC, which was acquired via the TRG acquisition, 27.5% in 1999 and 72.5% in 2002. For a detailed description of the history of the U.S. runoff group, please refer to page 62 of Fairfax’s 2004 Annual Report.
During 2005, the trust established for the benefit of TIG at the commencement of TIG’s runoff in December 2002 was terminated and the remaining assets in the trust were released. The assets released were all the shares of the Fairmont companies and the remaining 2 million common shares of OdysseyRe.
Effective December 31, 2005, all the shares of the Fairmont legal entities were transferred to TIG from its immediate parent company in exchange for 7.7 million common shares of OdysseyRe (with a market value of $193.1 at December 31, 2005). As a result, the runoff of the Fairmont entities’ historical business was reported as part of the Runoff and Other segment effective January 1, 2006 (as noted previously, Fairmont’s business continued, beginning in 2006, as the Fairmont Specialty division of Crum & Forster).
Subsequent to year-end, on March 8, 2007 TIG’s application to the California Department of Insurance (its principal regulator) to pay an extraordinary dividend to its parent company in the amount of approximately $124.8 was approved. The dividend payment will be in the form of notes held by TIG issued by the company with face amounts totalling $122.5 plus accrued interest of approximately $2.3. After the dividend, the notes will be cancelled by the company. After giving effect to these transactions, it is expected that TIG will continue to have policyholder surplus and risk-based capital that satisfy the requirements of the California Department of Insurance. These intercompany transactions will have no impact on the company’s consolidated financial statements.

European runoff group
The European runoff group consists principally of RiverStone Insurance UK and nSpire Re.
RiverStone Insurance UK includes Sphere Drake Insurance and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance UK, forming the unified European runoff portfolio. RiverStone Insurance UK resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. In 2005, gross and net provisions for claims of $32.7 and $20.2, respectively, were transferred to Syndicate 3500 as a result of the reinsurance-to-close of the 2001 year of account of Syndicate 506. RiverStone Insurance UK reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.
During 2005, RiverStone Insurance UK obtained U.S. court sanction for the previously English court-approved transfer of certain obligations from an affiliate, to facilitate its carrying on the European runoff as described above. The obtaining of these approvals will not result in the acceleration of the making or payment of claims or have any other material effect on the operation of the European runoff.
nSpire Re, headquartered in Ireland, reinsures the insurance and reinsurance portfolios of RiverStone Insurance UK. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Insurance UK, with 102 full-time employees in its offices in the United Kingdom, provides the management (including claims handling) of nSpire Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. nSpire Re provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the following paragraph and under Group Re below.
nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of its U.S. insurance and reinsurance companies. nSpire Re’s capital and surplus includes $1.5 billion of equity in Fairfax’s U.S. holding company and company debt resulting from those acquisitions. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition.
Related party transactions of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and require approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report.
In January 2005, the European runoff group purchased Compagnie de Réassurance d’Ile de France (Corifrance), a French reinsurance company in runoff, for $59.8 (€44.0). The purchase price was the amount by which the $122.2 (€89.9) fair value of Corifrance’s assets exceeded the $62.4 (€45.9) fair value of Corifrance’s liabilities. As part of the consideration for the purchase, the European runoff group received an indemnity from the seller, capped at the amount of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

purchase price and expiring on December 31, 2007 for any adverse development of the net reserves acquired.

Group Re
Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and nSpire Re may participate in certain of the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. The provision of such reinsurance, which may vary by program and by subsidiary, is reported as “Group Re”. Since 2004, Group Re, through nSpire Re, CRC and Wentworth, has also written third party business. Group Re’s cumulative pre-tax income since its inception in 2002 is $80.5, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

Swiss Re Corporate Insurance Cover
As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re corporate insurance cover), protecting it, on an aggregate basis, from adverse development of claims and uncollectible reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2004, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover.
As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re corporate insurance cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re corporate insurance cover to TIG and the European runoff companies. Although Fairfax remained legally liable for its original obligations with respect to the Swiss Re corporate insurance cover, under the terms of the assignment agreement, nSpire Re was responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re corporate insurance cover.
On July 27, 2006, nSpire Re exercised its right to commute the Swiss Re corporate insurance cover, as it had determined with Fairfax that based on projected payout patterns and other financial considerations, that the cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate insurance cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate insurance cover were paid to nSpire Re. nSpire Re deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

Commutations
On August 3, 2006, nSpire Re commuted the Swiss Re corporate insurance cover, as described in the immediately preceding section. The accounting effect of the commutation, recorded in 2006, was a non-cash pre-tax and after-tax loss of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.
During 2005, in pursuance of Fairfax’s goal of simplifying its runoff structure and in recognition of the strength and stability achieved by TIG (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development covers provided to it by Chubb Re soon after the commencement of its runoff, and agreed to commute the adverse development cover provided to IIC (with which TIG merged soon after the commencement of its runoff) by Ridge Re (a subsidiary of Xerox) at the time of Xerox’s restructuring of its financial services businesses in 1992. The Chubb Re commutation resulted in a $103.1 operating loss recorded in 2005 (the inception of the Chubb Re cover had resulted in an $89.2 operating gain in 2003), while the Ridge Re commutation had no material effect on income. Effects of the commutations were that TIG’s provision for claims increased by the amount of reserves that were formerly reinsured, and TIG’s cash increased by the cash it received on the commutation – approximately $197 from the Chubb Re commutation and $373.3 from the Ridge Re commutation, which was agreed to during the fourth quarter of 2005 and which closed in 2006. The $373.3 cash proceeds on the Ridge Re commutation was received in March 2006 and was included in accounts receivable and other at December 31, 2005.

Results and balance sheet
Set out below is a summary of the operating results of Runoff and Other for the years ended December 31, 2006, 2005 and 2004.
Year ended December 31, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	163.2	(2.3)	325.9	486.8

Net premiums written	20.3	(1.3)	314.5	333.5

Net premiums earned	86.3	(1.0)	332.4	417.7
Losses on claims (excluding the reinsurance commutation below)	(129.4)	(39.7)	(223.9)	(393.0)
Operating expenses	(41.2)	(66.6)	(94.1)	(201.9)
Interest and dividends	79.9	9.4	27.1	116.4

Operating income (loss)	(4.4)	(97.9)	41.5	(60.8)
Realized gains (except as noted below)	11.7	9.4	18.9	40.0

Pre-tax income (loss) before the undernoted	7.3	(88.5)	60.4	(20.8)
Loss on reinsurance commutation(1)	–	(412.6)	–	(412.6)
Realized gain on sale of OdysseyRe shares(2)	111.6	–	–	111.6

Pre-tax income (loss) before interest and other	118.9	(501.1)	60.4	(321.8)

Year ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	14.8	28.6	334.2	377.6

Net premiums written	(15.2)	28.7	326.5	340.0

Net premiums earned	(20.1)	41.3	314.9	336.1
Losses on claims (excluding the reinsurance commutation below)	(181.4)	(247.0)	(337.9)	(766.3)
Operating expenses	(20.8)	(85.5)	(80.6)	(186.9)
Interest and dividends	49.0	(16.3)	9.9	42.6

Operating income (loss)	(173.3)	(307.5)	(93.7)	(574.5)
Realized gains (losses)	(0.1)	45.6	13.7	59.2

Pre-tax loss before the undernoted	(173.4)	(261.9)	(80.0)	(515.3)
Loss on reinsurance commutation(1)	(103.1)	–	–	(103.1)

Pre-tax loss before interest and other	(276.5)	(261.9)	(80.0)	(618.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2004

	U.S.	Europe		Group Re	Total
Gross premiums written	67.8	117.1		399.3	584.2

Net premiums written	17.1	25.2		341.4	383.7

Net premiums earned	66.3	45.2		345.2	456.7
Losses on claims	(62.7)	(187.8)		(254.2)	(504.7)
Operating expenses	(55.3)	(72.1)		(78.4)	(205.8)
Interest and dividends	32.4	(14.2)		23.1	41.3

Operating income (loss)	(19.3)	(228.9)		35.7	(212.5)
Realized gains (except as noted below)	74.9	1.3		15.0	91.2

Pre-tax income (loss) before the undernoted	55.6	(227.6)		50.7	(121.3)
Realized gains (losses) on intra-group sales	61.6 (3)	(10.3	)(4)	–	51.3

Pre-tax income (loss) before interest and other	117.2	(237.9)		50.7	(70.0)

(1)	See “Commutations” discussion preceding this section.

(2)	Realized gain on the sale in 2006 of OdysseyRe shares by U.S. runoff companies to facilitate the company’s OdysseyRe secondary offering (a portion of which was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis).

(3)	Realized gain on the sale in 2004 of Northbridge shares by U.S. runoff companies to other Fairfax group companies to facilitate the company’s Northbridge secondary offering (this gain was eliminated on consolidation).

(4)	Realized loss on a sale in 2004 of bonds by European runoff companies to other Fairfax group companies (this loss was eliminated on consolidation).
The Runoff and Other segment’s 2006 pre-tax loss of $321.8 included the undernoted transactions with a net negative financial impact of $301.0. Excluding these transactions, the 2006 pre-tax loss for the Runoff and Other segment amounted to $20.8.

•	$412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate insurance cover in the third quarter; and

•	$111.6 pre-tax gain on OdysseyRe common shares sold by runoff companies to facilitate the company’s OdysseyRe secondary offering in the fourth quarter.
The $20.8 pre-tax loss in 2006 for the Runoff and Other segment remaining after the two transactions noted above included the following:

•	$60.4 of pre-tax income earned by Group Re during 2006, including underwriting profit of $14.4, interest and dividends of $27.1 and net realized gains of $18.9;

•	$60.6 of pre-tax charges for net reserve strengthening in U.S. runoff, primarily attributable to strengthening of workers’ compensation and general liability reserves as well as ULAE reserves;

•	$15.2 of pre-tax charges for net reserve strengthening in European runoff, primarily arising from U.S. construction defect and public entity excess claims and including a $33.8 pre-tax gain on the commutation of an intercompany reinsurance treaty with OdysseyRe during the third quarter (this gain was eliminated in the consolidation of 2006 Fairfax results);

•	$14.7 of pre-tax charges related to the restructuring and downsizing of the worldwide runoff organization announced during the fourth quarter; and

•	$9.3 of pre-tax income representing the excess of interest and dividend income and net realized gains over runoff operating and other costs incurred during 2006.

The 2005 Runoff and Other pre-tax loss of $618.4 included the following charges totaling $526.1:

•	$105.6 of Group Re losses arising from Hurricanes Katrina, Rita and Wilma;

•	$78.0 of reserve strengthening on certain U.S. runoff discontinued program business;

•	$43.8 of mark-to-market adjustments on runoff derivative securities positions;

•	$138.8 of reserve strengthening in European runoff;

•	$139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes; and

•	$20.7 in connection with the closure and consolidation of claims processing locations.
The remaining amount of 2005 pre-tax loss resulted from operating and other costs in excess of net investment income, partially offset by net realized gains on securities sold.
The Runoff and Other segment’s 2004 pre-tax loss of $70.0 included pre-tax income generated by Group Re of $50.7 despite the impact of the 2004 hurricanes. Excluding the gain on Northbridge shares sold to facilitate the company’s 2004 secondary offering, the U.S. runoff group’s pre-tax income of $55.6 in 2004 reflected operating and other costs in excess of net investment income, substantially offset by realized gains (including the $59.5 gain on the sale of Zenith National shares). Excluding the footnoted loss on intercompany sales of bonds, for the year ended December 31, 2004 the European runoff group had a pre-tax loss of $227.6, of which $75.0 reflected a strengthening of U.S. construction defect reserves, $22.5 related to various costs and losses allocated to the European runoff group and the remainder was primarily attributable to operating and other costs in excess of net investment income and to the investment income being reduced as a result of funds withheld requirements under the Swiss Re corporate insurance cover.
Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2006, the runoff group required cash flow funding from Fairfax of $160.0 prior to the commutation of the Swiss Re corporate insurance cover in the third quarter. (During 2005, the runoff group required cash flow funding from Fairfax of approximately $163.5, excluding $75.0 in connection with Group Re hurricane losses). As a result of the commutation of the Swiss Re corporate insurance cover, based upon European runoff’s projected plans and absent unplanned adverse developments, it is expected that European runoff will not require any cash from Fairfax for at least the 2007 fiscal year. After 2007, the amount of cash support which may be required will depend on a number of factors including investment income, further expense reductions, development of reserves and timing of claim payments, but based on current projections, it is expected that any annual cash support required from Fairfax would not be significant in relation to holding company cash resources.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Runoff and Other as at December 31, 2006 and 2005.
December 31, 2006

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	53.5	175.3	62.9	1.1	292.8
Recoverable from reinsurers	2,376.2	440.4	0.4	(111.9)	2,705.1
Portfolio investments	1,733.5	821.5	549.2	–	3,104.2
Deferred premium acquisition costs	–	5.5	1.5	–	7.0
Future income taxes	728.9	31.0	–	–	759.9
Premises and equipment	0.4	5.7	–	–	6.1
Due from affiliates	124.0	65.3	–	(71.8)	117.5
Other assets	2.4	17.3	–	–	19.7
Investments in Fairfax affiliates	160.2	48.2	142.8	–	351.2

Total assets	5,179.1	1,610.2	756.8	(182.6)	7,363.5

Liabilities
Accounts payable and accrued liabilities	85.7	179.2	0.2	–	265.1
Securities sold but not yet purchased	3.7	–	–	–	3.7
Due to affiliates	–	–	71.8	(71.8)	–
Funds withheld payable to reinsurers	14.7	18.4	3.1	1.1	37.3
Provision for claims	3,656.7	1,568.4	398.7	(111.9)	5,511.9
Unearned premiums	43.2	22.5	97.0	–	162.7

Total liabilities	3,804.0	1,788.5	570.8	(182.6)	5,980.7

Shareholders’ equity	1,375.1	(178.3)	186.0	–	1,382.8

Total liabilities and shareholders’ equity	5,179.1	1,610.2	756.8	(182.6)	7,363.5

December 31, 2005

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	420.6	189.9	46.3	(2.2)	654.6
Recoverable from reinsurers	2,519.2	1,629.0	40.4	(110.3)	4,078.3
Portfolio investments	1,313.8	1,113.5	497.5	–	2,924.8
Deferred premium acquisition costs	–	10.6	0.1	–	10.7
Future income taxes	697.7	98.9	0.7	–	797.3
Premises and equipment	0.7	7.8	–	–	8.5
Due from affiliates	122.2	43.3	–	(71.0)	94.5
Other assets	–	14.9	–	–	14.9
Investments in Fairfax affiliates	340.7	48.1	98.8	–	487.6

Total assets	5,414.9	3,156.0	683.8	(183.5)	9,071.2

Liabilities
Accounts payable and accrued liabilities	102.4	201.4	4.8	–	308.6
Securities sold but not yet purchased	3.9	–	–	–	3.9
Due to affiliates	–	–	71.0	(71.0)	–
Funds withheld payable to reinsurers	16.0	603.4	3.2	(2.2)	620.4
Provision for claims	3,926.4	2,078.6	385.4	(110.3)	6,280.1
Unearned premiums	23.1	41.7	90.9	–	155.7

Total liabilities	4,071.8	2,925.1	555.3	(183.5)	7,368.7

Shareholders’ equity	1,343.1	230.9	128.5	–	1,702.5

Total liabilities and shareholders’ equity	5,414.9	3,156.0	683.8	(183.5)	9,071.2

The balance sheet for Runoff and Other represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the $1.5 billion of capital, as previously discussed, which was provided to nSpire Re to facilitate the acquisitions of U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2006.
Approximately $664.2 and $252.1 of the cash and short term investments and portfolio investments held by U.S. runoff and European runoff, respectively, are pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables include, in the U.S. runoff segment, $504.1 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard

FAIRFAX FINANCIAL HOLDINGS LIMITED

(APH) claims, and include, in the European runoff segment, $41.3 of reinsurance recoverables on APH claims.
Significant changes to the 2006 balance sheet of the Runoff and Other segment compared to the 2005 balance sheet are primarily related to the commutations of the Swiss Re corporate insurance cover and the Ridge Re adverse development cover and to the transfer to U.S. runoff of the Fairmont legal entities effective January 1, 2006 (Fairmont’s ongoing business was continued as the Fairmont Specialty division of Crum & Forster). The commutation of the Swiss Re corporate insurance cover resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers. The $412.6 pre-tax and after-tax loss on the commutation contributed to the 2006 $321.8 pre-tax loss for the Runoff and Other segment, reflected in the $319.7 decrease in shareholders’ equity of the segment. The $361.8 decrease in accounts receivable and other primarily reflects the receipt on closing in March 2006 of the $373.3 cash proceeds of TIG’s 2005 commutation of the Ridge Re adverse development cover. U.S. runoff’s acquisition of the Fairmont legal entities contributed to the increase in portfolio investments and added to its provision for claims (which experienced a net decrease of $768.2 as a result of the continuing claims runoff).
The $759.9 future income taxes asset consists of $728.9 in the U.S. runoff segment and $31.0 in the European runoff segment. The $728.9 future income taxes asset on the U.S. runoff balance sheet consists principally of approximately $101.9 of temporary differences and approximately $627.0 of capitalized U.S. operating losses which have already substantially been used by other Fairfax subsidiaries within the U.S. consolidated tax return (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis. The unused portion of the future income taxes asset may be realized (as it has been in recent years) by filing a consolidated tax return whereby TIG’s net operating loss carryforwards are available to offset taxable income at Crum & Forster and other Fairfax subsidiaries within the U.S. consolidated tax return. (As previously discussed, OdysseyRe was deconsolidated from the U.S. consolidated tax group on August 28, 2006.)
Runoff and Other’s investments in Fairfax affiliates consist of:

Affiliate	% interest
OdysseyRe (TIG)	14.0
Cunningham Lindsey (nSpire Re, CRC (Bermuda), TIG, Fairmont)	81.0
Fairfax Asia (Wentworth)	70.5
TRG Holdings (Class 1 shares) (nSpire Re, CRC (Bermuda), Wentworth)	47.4
U.S. runoff’s consolidated GAAP shareholders’ equity of $1,375.1 as at December 31, 2006, shown in the balance sheet above, differs from TIG’s standalone statutory surplus of $683.4 primarily because it includes future income taxes (TIG’s standalone $606.2 of the U.S. runoff’s consolidated $728.9 of future income taxes) and the reinsurance recoverables which are eliminated from the statutory surplus pursuant to a statutory schedule F penalty ($102.7, principally reinsurance due from non-U.S. reinsurers which are not licensed in the United States).

Interest expense
Consolidated interest expense increased to $210.4 for the year ended December 31, 2006 from $200.4 in 2005, primarily reflecting additional interest expense on $100.0 of senior notes issued by OdysseyRe in the first quarter of 2006. Interest expense increased in 2005 as compared to 2004, reflecting interest expense on the additional Fairfax debt issued during 2004 and the OdysseyRe debt issued in the second quarter of 2005. Consolidated interest expense comprised the following:

	2006	2005	2004
Fairfax	125.2	121.7	104.6
Crum & Forster	33.0	32.9	33.2
OdysseyRe	37.5	30.0	25.6
Cunningham Lindsey	14.7	15.8	13.3

	210.4	200.4	176.7

Corporate overhead and other
Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income earned on Fairfax’s cash, short term investments and marketable securities, and comprised the following:

	2006	2005	2004
Fairfax corporate overhead (net of investment income)	61.6	25.6	56.9
Investment management and administration fees	(55.0)	(55.8)	(32.7)
Corporate overhead of subsidiary holding companies	40.0	44.5	31.9
Internet and technology expenses	0.6	2.8	9.6
Other	–	(8.7)	8.4

	47.2	8.4	74.1

Fairfax corporate overhead costs increased significantly in 2006 over 2005 primarily as a result of increased professional fees (legal, audit and consulting) related to ongoing SEC subpoenas, litigation matters and restatements as well as to increased personnel costs and capital taxes. The decline in corporate overhead costs of subsidiary holding companies reflects reduced professional fees and personnel costs, partially offset by increased charitable contributions.
Corporate overhead costs in 2005 decreased at Fairfax relative to 2004 due to increased investment income. Subsidiary corporate overhead costs increased in 2005 compared to 2004 primarily as a result of additional professional fees and personnel retirement costs. Investment management and administration fees increased due to the growth of investment assets and higher incentive performance fees earned. Internet and technology expenses decreased in 2005 as revenues and earnings of MFX, the company’s technology subsidiary, were increasingly derived from a significant number of third party clients.

Income Taxes
Income tax expense of $485.6 was recorded in 2006 compared to an income tax recovery of $66.3 in 2005, reflecting, in 2006, improved underwriting profitability, significantly increased interest, dividends and net realized gains, reduced catastrophe losses and reduced charges related to the company’s runoff unit. The effective income tax rate in 2006 exceeded the company’s statutory income tax rate as a result of significant losses having been incurred in jurisdictions with relatively lower corporate income tax rates (including the pre-tax and after-tax $412.6 loss on the commutation of the Swiss Re corporate insurance cover which was incurred in the company’s nSpire Re subsidiary), combined with recording of valuation allowances (primarily in the U.K. and Ireland).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-controlling interests
The non-controlling interests on the company’s consolidated statements of earnings represent the public minority interests in the net earnings or loss of Northbridge, OdysseyRe and Cunningham Lindsey, as summarized in the table below.

	2006	2005	2004
Northbridge	59.5	66.7	48.5
OdysseyRe	106.0	(21.6)	36.2
Cunningham Lindsey	–	1.3	(5.1)

	165.5	46.4	79.6

Non-controlling interests on the consolidated balance sheet as at December 31, 2006 represent the minority shareholders’ 40.8% share of the underlying net assets of Northbridge ($408.1), 40.4% share of the underlying net assets of OdysseyRe ($863.1) and 19.0% share of the underlying net assets of Cunningham Lindsey ($17.6). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.
Provision for Claims
Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 4 to the consolidated financial statements, represents the aggregate amount as at the balance sheet date that has been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).
Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish our estimated provisions. In determining our provision to cover the estimated ultimate liability for all of our insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force and the historical experience on claims.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.
The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $285.1 aggregate net unfavourable development in 2006 (excluding the effects of the commutation of the Swiss Re corporate insurance cover) is comprised as shown in the following table:

	(Favourable)/Unfavourable
	2006	2005
Canadian Insurance -Northbridge	47.8	(31.4)
U.S. insurance – Crum & Forster	(48.9)	(31.3	) (1)
Fairfax Asia	2.8	5.1
Reinsurance – OdysseyRe	185.4	166.5
Runoff and Other	98.0	449.4

Total	285.1	558.3

(1)	Net of $26.7 of redundancies inuring to the benefit of aggregate stop loss covers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and Runoff and Other lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and Runoff and Other operations is $15,502.3 as at December 31, 2006 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.
Reconciliation of Provision for Claims and LAE as at December 31

	2006	2005	2004	2003	2002
Insurance subsidiaries owned throughout the year	3,184.0	3,037.3	2,699.8	2,356.7	1,932.1
Insurance subsidiaries acquired during the year	–	–	21.1	–	–

Total insurance subsidiaries	3,184.0	3,037.3	2,720.9	2,356.7	1,932.1

Reinsurance subsidiaries owned throughout the year	4,403.1	3,865.4	3,055.4	2,340.9	1,834.3
Reinsurance subsidiaries acquired during the year	–	–	77.1	–	10.3

Total reinsurance subsidiaries	4,403.1	3,865.4	3,132.5	2,340.9	1,844.6

Runoff and Other subsidiaries owned throughout the year	3,071.5	2,421.3	1,968.1	2,463.6	3,343.6
Runoff and Other subsidiaries acquired during the year	–	38.2	–	–	40.5

Total Runoff and Other subsidiaries	3,071.5	2,459.5	1,968.1	2,463.6	3,384.1

Federated Life(1)	–	–	26.2	24.1	18.3

Total provision for claims and LAE	10,658.6	9,362.2	7,847.7	7,185.3	7,179.1
Reinsurance gross-up	4,843.7	6,872.9	7,318.3	7,386.9	6,232.5

Total including gross-up	15,502.3	16,235.1	15,166.0	14,572.2	13,411.6

(1)	Former Northbridge life insurance subsidiary sold in 2005.
The nine tables that follow show the reconciliation and the reserve development of Northbridge (Canadian insurance), Crum & Forster (U.S. insurance), Fairfax Asia (Asian insurance), OdysseyRe (Reinsurance) and Runoff and Other’s net provision for claims. Because business is written in various locations, there will necessarily be some distortions caused by foreign currency fluctuations. The insurance operations’ tables are presented in Canadian dollars for Northbridge (Canadian insurance) and in U.S. dollars for U.S. and Asian insurance. The OdysseyRe (Reinsurance) and Runoff and Other tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.
In all cases, the company strives to establish adequate provisions at the original valuation date, so that if there is any development from the past, it will be favourable development. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.
With regard to the four tables below showing claims reserve development, note that when in any year there is a redundancy or reserve strengthening for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.
  Canadian Insurance – Northbridge
The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Northbridge

	2006	2005	2004	2003	2002
	(In Cdn $ except as indicated)
Provision for claims and LAE at January 1	1,408.7	1,153.9	855.4	728.9	621.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	780.8	825.9	736.3	619.6	525.5
Foreign exchange effect on claims	0.8	(5.8)	(13.3)	(27.2)	(1.5)
Increase (decrease) in provision for prior accident years’ claims	54.1	(38.1)	15.0	19.2	8.2

Total incurred losses on claims and LAE	835.7	782.0	738.0	611.6	532.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(251.1)	(248.1)	(206.1)	(211.4)	(224.5)
Payments on prior accident years’ claims	(353.1)	(279.1)	(233.4)	(273.7)	(200.7)

Total payments for losses on claims and LAE	(604.2)	(527.2)	(439.5)	(485.1)	(425.2)

Provision for claims and LAE at December 31	1,640.2	1,408.7	1,153.9	855.4	728.9
Exchange rate	0.8593	0.8561	0.8347	0.7738	0.6330
Provision for claims and LAE at December 31 converted to U.S. dollars	1,409.5	1,205.9	963.1	661.9	461.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the original provision for claims reserves including LAE at each calendar year-end commencing in 1996, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.
Provision for Northbridge’s Claims Reserve Development

As at
December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	(In Cdn$)
Provision for claims including LAE	552.8	569.0	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2
Cumulative payments as of:
One year later	195.0	193.5	196.8	218.9	223.7	200.7	273.7	233.4	279.1	353.1
Two years later	298.2	294.4	315.9	334.4	333.8	366.6	396.9	377.9	441.8
Three years later	369.6	377.0	398.3	417.8	458.2	451.4	500.1	493.3
Four years later	428.6	441.1	455.4	516.9	525.3	527.2	577.1
Five years later	470.3	487.2	533.1	566.7	573.9	580.6
Six years later	498.4	545.6	567.4	600.7	609.0
Seven years later	547.0	572.2	590.4	627.3
Eight years later	567.1	588.4	608.7
Nine years later	579.4	601.9
Ten years later	590.1
Reserves re-estimated as of:
One year later	550.3	561.5	573.9	596.7	617.9	630.1	724.8	864.8	1,114.6	1,461.7
Two years later	551.2	556.6	574.1	621.6	634.3	672.3	792.1	880.8	1,094.0
Three years later	552.2	561.0	593.3	638.0	673.9	721.8	812.2	890.1
Four years later	556.6	580.7	607.3	674.9	717.2	741.6	826.9
Five years later	567.2	592.3	644.6	711.8	724.5	752.2
Six years later	579.3	624.8	673.5	714.0	734.8
Seven years later	607.5	650.8	674.4	723.8
Eight years later	630.8	652.2	687.5
Nine years later	631.8	663.7
Ten years later	642.2
Favourable (unfavourable) development	(89.4)	(94.7)	(94.2)	(120.5)	(149.3)	(130.3)	(98.0)	(34.7)	59.9	(53.0)
Amounts in this paragraph are in Canadian dollars. Northbridge experienced $53.0 of net unfavourable development in 2006 mainly as a result of new claims and net claim development of $103.2 on the 2005 hurricanes, partially offset by favourable experience on automobile and property lines of business, favourable development on the industry Facility Association pool and favourable development on prior years’ reserves of $1.1 from foreign exchange.
As shown in Northbridge’s annual report, on an accident year basis (under which all claims attribute back to the year of loss, regardless of when they are reported or adjusted), Northbridge’s annual weighted average reserve development for the last ten accident years has been favourable (redundant) by 2.8%.

  U.S. Insurance – Crum & Forster
The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. Beginning in 2006, U.S. insurance consists of Crum & Forster only (the years prior to 2006 include Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff). The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – U.S. Insurance

	2006	2005	2004		2003	2002
Provision for claims and LAE at January 1	1,756.7	1,703.1	1,669.7		1,447.6	1,535.5

Transfer of Fairmont to Runoff	(146.2)	–	–		–	–
Incurred losses on claims and LAE
Provision for current accident year’s claims	762.2	785.9	795.4		585.5	517.4
Increase (decrease) in provision for prior accident years’ claims	(48.9)	(31.3)	(30.1	) (1)	40.5	20.8

Total incurred losses on claims and LAE	713.3	754.6	765.3		626.0	538.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(158.0)	(171.5)	(185.6)		(123.8)	(148.0)
Payments on prior accident years’ claims	(478.9)	(529.5)	(546.3)		(280.1)	(478.1)

Total payments for losses on claims and LAE	(636.9)	(701.0)	(731.9)		(403.9)	(626.1)

Provision for claims and LAE at December 31	1,686.9	1,756.7	1,703.1		1,669.7	1,447.6

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.
Provision for Crum & Forster’s Claims Reserve Development

As at
December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006
Provision for claims including LAE	2,491.9	2,187.5	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9
Cumulative payments as of:
One year later	664.5	757.4	667.2	447.0	161.3	460.0	466.0	478.9
Two years later	1,228.1	1,301.8	1,012.2	525.0	514.5	792.2	796.7
Three years later	1,640.5	1,568.4	1,083.8	812.4	780.0	1,045.1
Four years later	1,910.0	1,633.9	1,311.1	1,029.8	970.2
Five years later	1,911.0	1,855.3	1,483.6	1,185.5
Six years later	2,074.8	2,023.8	1,613.9
Seven years later	2,223.0	2,151.5
Eight years later	2,333.5
Reserves re-estimated as of:
One year later	2,507.0	2,263.1	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7
Two years later	2,523.5	2,269.2	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2
Three years later	2,526.4	2,282.0	1,754.8	1,420.7	1,308.2	1,513.3
Four years later	2,540.7	2,325.1	1,765.2	1,438.6	1,296.8
Five years later	2,577.2	2,348.0	1,779.1	1,437.0
Six years later	2,603.9	2,361.6	1,794.1
Seven years later	2,616.6	2,368.4
Eight years later	2,633.7
Favourable (unfavourable) development	(141.8)	(180.9)	(57.5)	(118.8)	(58.4)	24.9	69.0	48.9
In 2006 Crum & Forster experienced favourable development of prior years’ loss reserves of $48.9, comprised of net favourable development across all major casualty lines, partially offset by adverse development of asbestos, environmental and other latent exposures of $33.9. The largest redundancy was recognized in workers’ compensation and was principally attributable to the favourable results in California in accident years 2005 and 2004, consistent with the industry’s experience. Additional favourable development was experienced in umbrella and other general liability exposures, due in part to favourable settlement claims in accident year 2000 and prior and in commercial auto liability for accident year 2005 and prior.

    Asian Insurance – Fairfax Asia
The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Fairfax Asia

	2006	2005	2004	2003	2002
Provision for claims and LAE at January 1	74.7	54.7	25.1	23.1	29.6

Incurred losses on claims and LAE
Provision for current accident year’s claims	34.7	39.6	24.9	20.6	20.1
Foreign exchange effect on claims	2.1	(0.2)	–	–	–
Increase (decrease) in provision for prior accident years’ claims	2.8	5.1	(0.2)	(0.7)	3.2

Total incurred losses on claims and LAE	39.6	44.5	24.7	19.9	23.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(11.1)	(11.2)	(8.3)	(7.8)	(10.8)
Payments on prior accident years’ claims	(15.6)	(13.3)	(7.9)	(10.1)	(19.0)

Total payments for losses on claims and LAE	(26.7)	(24.5)	(16.2)	(17.9)	(29.8)

Provision for claims and LAE at December 31 before the undernoted	87.6	74.7	33.6	25.1	23.1
Provision for claims and LAE for First Capital at December 31	–	–	21.1	–	–

Provision for claims and LAE at December 31	87.6	74.7	54.7	25.1	23.1

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 (when Fairfax Asia began), the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Falcon Insurance	1998
Winterthur (Asia)	2001
First Capital Insurance	2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Fairfax Asia’s Claims Reserve Development

As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006
Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7	74.7	87.6
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9	13.3	15.6
Two years later	1.4	5.3	7.9	26.1	14.1	13.1	21.9
Three years later	3.2	6.3	9.7	27.9	16.5	15.9
Four years later	3.4	7.0	10.8	29.1	17.8
Five years later	3.4	7.1	11.6	29.5
Six years later	3.4	7.2	11.6
Seven years later	3.5	7.2
Eight years later	3.5
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9	59.6	79.6
Two years later	3.5	9.1	14.1	32.3	22.2	23.1	58.2
Three years later	3.8	9.3	13.6	32.2	21.3	21.2
Four years later	3.8	8.3	13.3	31.5	20.5
Five years later	3.6	8.0	12.8	30.8
Six years later	3.5	7.5	12.3
Seven years later	3.5	7.4
Eight years later	3.5
Favourable (unfavourable) development	2.1	1.8	(1.3)	(1.2)	2.6	3.9	(3.5)	(4.9)
Fairfax Asia experienced net unfavourable development of $4.9 (including $2.1 related to foreign exchange) in 2006, mainly relating to adverse development of prior years’ loss reserves for employees’ compensation insurance claims at Falcon, partially offset by net favourable development at First Capital.

    Reinsurance – OdysseyRe
The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims –
OdysseyRe

	2006	2005	2004	2003	2002
Provision for claims and LAE at January 1	3,865.4	3,132.5	2,340.9	1,844.6	1,674.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,344.3	1,888.9	1,441.1	1,208.0	920.0
Foreign exchange effect on claims	46.6	(28.1)	24.9	14.8	5.1
Increase in provision for prior accident years’ claims	185.4	166.5	181.2	116.9	66.0

Total incurred losses on claims and LAE	1,576.3	2,027.3	1,647.2	1,339.7	991.1

Payments for losses on claims and LAE
Payments on current accident year’s claims	(251.3)	(380.7)	(300.3)	(241.6)	(215.0)
Payments on prior accident years’ claims	(787.3)	(913.7)	(632.4)	(601.8)	(616.2)

Total payments for losses on claims and LAE	(1,038.6)	(1,294.4)	(932.7)	(843.4)	(831.2)

Provision for claims and LAE at December 31 before the undernoted	4,403.1	3,865.4	3,055.4	2,340.9	1,834.3
Provision for claims and LAE for First Capital at December 31	–	–	–	–	10.3
Provision for claims and LAE at December 31 for Opus Re	–	–	77.1 (1)	–	–

Provision for claims and LAE at December 31	4,403.1	3,865.4	3,132.5	2,340.9	1,844.6

(1)	Reflects the transfer to the Fairfax Asia segment of First Capital’s provision for claims and LAE.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the year of Fairfax’s first reinsurance company acquisition), the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.
Provision for OdysseyRe’s Claims Reserve Development

As at
December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Provision for claims including LAE	1,991.8	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1
Cumulative payments as of:
One year later	456.8	546.1	594.1	608.5	596.2	616.2	601.8	632.4	913.7	787.3
Two years later	837.2	993.7	1,054.6	1,041.3	1,009.9	985.4	998.8	1,212.9	1,298.5
Three years later	1,142.1	1,341.5	1,352.9	1,332.8	1,276.4	1,295.5	1,423.6	1,455.7
Four years later	1,349.2	1,517.6	1,546.2	1,505.5	1,553.1	1,601.6	1,562.6
Five years later	1,475.0	1,648.3	1,675.4	1,718.4	1,802.2	1,665.8
Six years later	1,586.2	1,754.9	1,828.1	1,901.2	1,827.3
Seven years later	1,680.3	1,848.5	1,941.1	1,904.4
Eight years later	1,757.7	1,928.5	1,896.4
Nine years later	1,820.3	1,861.3
Ten years later	1,741.5
Reserves re-estimated as of:
One year later	2,106.7	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8
Two years later	2,121.0	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0
Three years later	2,105.0	2,130.9	2,043.7	1,931.4	1,987.9	2,155.2	2,527.7	3,049.6
Four years later	2,073.6	2,128.2	2,084.8	2,113.2	2,241.1	2,468.0	2,827.3
Five years later	2,065.8	2,150.3	2,215.6	2,292.2	2,535.0	2,725.8
Six years later	2,065.6	2,207.1	2,305.5	2,526.7	2,750.5
Seven years later	2,067.9	2,244.3	2,429.1	2,702.1
Eight years later	2,094.2	2,326.2	2,570.6
Nine years later	2,167.3	2,443.1
Ten years later	2,243.4
Favourable (unfavourable) development	(251.6)	(308.8)	(583.0)	(870.6)	(1,083.7)	(1,051.4)	(982.7)	(708.7)	(404.5)	(185.4)
Net adverse development in 2006 of $185.4 for OdysseyRe was primarily attributable to U.S. casualty business written by the Americas division in 2001 and prior ($258.2 including the third quarter $33.8 pre-tax loss on the commutation of an intercompany reinsurance treaty which loss was eliminated on consolidation) partially offset by redundancies in the EuroAsia division ($9.0), London Market division ($24.8) and the U.S. Insurance division ($39.0). Included in the above $185.4 were $42.6 related to property catastrophes (principally the 2005 hurricanes) and $40.6 related to asbestos. OdysseyRe’s reserve development reported under Canadian GAAP differed from its reserve development under US GAAP primarily due to the $33.8 loss recognized under Canadian GAAP on the commutation and the recognition during 2006 of the net deferred benefit under US GAAP of $11.7 relating to this intercompany reinsurance treaty.

    Runoff and Other
The following table shows for Fairfax’s Runoff and Other operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Runoff and Other

	2006		2005		2004	2003	2002
Provision for claims and LAE at January 1	2,459.5		1,968.1		2,463.6	3,384.1	3,309.3

Transfer of Fairmont to Runoff	146.2		–		–	–	–
Incurred losses on claims and LAE Provision for current accident year’s claims	297.3		389.8		399.4	580.7	871.2
Foreign exchange effect on claims	29.4		17.0		81.1	66.7	3.0
Increase in provision for prior accident years’ claims	98.0		449.4		102.8	299.9	241.3
Increase in provision – Swiss Re commutation	412.6		–		(3.9)	(263.6)	(5.2)

Total incurred losses on claims and LAE	837.3		856.2		579.4	683.7	1,110.3

Payments for losses on claims and LAE Payments on current accident year’s claims	(106.6)		(86.7)		(51.2)	(74.2)	(172.3)
Payments on prior accident years’ claims	(264.9	) (2)	(316.3	) (1)	(1,023.7)	(1,530.0)	(903.7)

Total payments for losses on claims and LAE	(371.5)		(403.0)		(1,074.9)	(1,604.2)	(1,076.0)

Provision for claims and LAE at December 31 before the undernoted	3,071.5		2,421.3		1,968.1	2,463.6	3,343.6
Provision for claims and LAE for Corifrance at December 31	–		38.2		–	–	–
Provision for claims and LAE for Old Lyme at December 31	–		–		–	–	40.5

Provision for claims and LAE at December 31	3,071.5		2,459.5		1,968.1	2,463.6	3,384.1

(1)	Reduced by $570.3 of proceeds received and proceeds due from two significant commutations referred to in “Commutations” in the preceding section.

(2)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate insurance cover.
The net unfavourable development of $98.0 in 2006 included unfavourable development of $18.5 in U.S. runoff mainly due to the strengthening of workers’ compensation and general liability reserves and provisions for uncollectible reinsurance; $22.1 principally from adverse development of hurricane losses at Group Re; $53.4 arising from the strengthening of unallocated loss adjustment reserves in U.S. and European runoff; $20.0 from U.S. construction defect claims; and $14.6 related to public entity excess business; partially offset by $33.8 of favourable development related to the gain on a commutation of an intercompany reinsurance treaty (eliminated on consolidation) and other favourable development in European runoff.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Asbestos, Pollution, and Other Hazards Section

General APH Discussion
A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard or mass tort (APH) claims. The vast majority of these claims are presented under policies written many years ago.
There is a great deal of uncertainty surrounding these types of claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent emerging legal doctrine.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for APH claims and ALAE at January 1	1,284.0	365.6	1,440.1	375.0	1,460.0	426.1
Fairmont transfer to Runoff	2.5	0.9	–	–	–	–
APH losses and ALAE incurred during the year	10.3	7.0	112.9	45.2	184.4	(0.5)
APH losses and ALAE paid during the year	143.7	40.5	269.0	54.6	204.3	50.6
Provision for APH claims and ALAE at December 31	1,153.1	333.0	1,284.0	365.6	1,440.1	375.0
Operating Companies
Provision for APH claims and ALAE at January 1	851.2	675.9	878.0	675.6	838.5	654.0
Fairmont transfer to Runoff	(2.5)	(0.9)	–	–	–	–
APH losses and ALAE incurred during the year	113.5	74.2	102.9	92.9	168.5	125.7
APH losses and ALAE paid during the year	108.3	89.8	129.7	92.6	129.0	104.1
Provision for APH claims and ALAE at December 31	853.9	659.4	851.2	675.9	878.0	675.6
Fairfax Total
Provision for APH claims and ALAE at January 1	2,135.2	1,041.5	2,318.1	1,050.6	2,298.5	1,080.1
APH losses and ALAE incurred during the year	123.8	81.2	215.8	138.1	352.9	125.3
APH losses and ALAE paid during the year	252.0	130.3	398.7	147.2	333.3	154.7
Provision for APH claims and ALAE at December 31	2,007.0	992.4	2,135.2	1,041.5	2,318.1	1,050.6
         Asbestos Claims Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Fairfax believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1987 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.

In recent years, especially from 2001 through 2003, the industry had experienced increasing numbers of asbestos claims, including claims from individuals who do not appear to be impaired by asbestos exposure. The rate of new claim filing has slowed significantly since 2003. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, it is too early to tell whether claim filings will return to pre-2004 levels, stabilize, or continue to decrease. Also, it is not clear whether the decrease in the number of new claims will translate to lower costs for the insurance industry; if a greater proportion of new claims is brought by individuals who are impaired by asbestos exposure, the average claim cost could rise significantly.
Since 2001, several states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, permitting consolidation of discovery, etc. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys rush to file before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future; while some claims will likely prove to have little or no merit. As many of these claims are still pending, it is still too early to tell what portion of the increased number of suits represents valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions. Fairfax’s reserves include a prudent provision for the ultimate cost of claims filed in these jurisdictions.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for asbestos claims and ALAE at January 1	856.8	248.4	962.0	250.8	901.5	278.1
Fairmont transfer to Runoff	0.6	0.1	–	–	–	–
Asbestos losses and ALAE incurred during the year	(22.9)	(3.6)	105.4	39.9	199.9	1.7
Asbestos losses and ALAE paid during the year	104.7	26.0	210.6	42.3	139.3	29.0
Provision for asbestos claims and ALAE at December 31	729.8	218.9	856.8	248.4	962.0	250.8
Operating Companies
Provision for asbestos claims and ALAE at January 1	702.3	546.0	725.3	538.5	674.9	494.1
Fairmont transfer to Runoff	(0.6)	(0.1)	–	–	–	–
Asbestos losses and ALAE incurred during the year	100.7	63.3	83.6	75.7	141.4	113.8
Asbestos losses and ALAE paid during the year	89.3	71.9	106.6	68.2	91.1	69.4
Provision for asbestos claims and ALAE at December 31	713.1	537.3	702.3	546.0	725.3	538.5
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,559.1	794.4	1,687.3	789.3	1,576.4	772.2
Asbestos losses and ALAE incurred during the year	77.8	59.7	189.0	115.6	341.3	115.5
Asbestos losses and ALAE paid during the year	194.0	97.9	317.2	110.4	230.4	98.4
Provision for asbestos claims and ALAE at December 31	1,442.9	756.2	1,559.1	794.4	1,687.3	789.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries gross and net loss and ALAE reserves for asbestos exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years (throughout this section, in the interests of clarity, TIG and IIC are presented separately, notwithstanding their merger in December, 2002):

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	592.8	124.1	687.5	130.0	586.1	132.2
Asbestos losses and ALAE incurred during the year	(0.8)	0.9	58.4	(2.3)	196.4	1.8
Asbestos losses and ALAE paid during the year	80.0	10.5	153.1	3.6	95.0	4.0
Provision for asbestos claims and ALAE at December 31	512.0	114.5	592.8	124.1	687.5	130.0
C&F
Provision for asbestos claims and ALAE at January 1	426.9	376.7	482.2	408.8	458.1	366.4
Asbestos losses and ALAE incurred during the year	38.2	22.7	29.7	31.5	87.0	90.5
Asbestos losses and ALAE paid during the year	60.7	51.2	85.0	63.6	62.8	48.1
Provision for asbestos claims and ALAE at December 31	404.4	348.2	426.9	376.7	482.2	408.8
Odyssey Re(1)
Provision for asbestos claims and ALAE at January 1	274.8	169.1	242.2	129.3	215.7	127.3
Asbestos losses and ALAE incurred during the year	62.5	40.6	54.2	44.4	54.6	22.6
Asbestos losses and ALAE paid during the year	28.6	20.7	21.6	4.6	28.1	20.5
Provision for asbestos claims and ALAE at December 31	308.7	189.0	274.8	169.1	242.2	129.3
TIG
Provision for asbestos claims and ALAE at January 1	94.7	11.5	97.7	8.5	102.7	11.8
Asbestos losses and ALAE incurred during the year	(4.6)	2.1	1.4	5.1	0.0	0.0
Asbestos losses and ALAE paid during the year	8.5	5.2	4.4	2.1	5.0	3.3
Provision for asbestos claims and ALAE at December 31	81.6	8.4	94.7	11.5	97.7	8.5
Fairmont
Provision for asbestos claims and ALAE at January 1	0.6	0.1	0.9	0.4	1.1	0.4
Asbestos losses and ALAE incurred during the year	0.5	0.4	(0.3)	(0.3)	(0.1)	0.8
Asbestos losses and ALAE paid during the year	0.1	0.0	0.0	0.0	0.1	0.7
Provision for asbestos claims and ALAE at December 31	1.0	0.5	0.6	0.1	0.9	0.4

(1)	Net reserves presented for Odyssey Re in 2004 and 2005 exclude cessions under a stop loss agreement with nSpire Re Ltd, a wholly-owned subsidiary of Fairfax. This stop loss agreement was commuted in 2006.
The policyholders with the most significant asbestos exposure are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.
Fairfax’s other U.S.-based insurers have asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premises owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. Odyssey Re has asbestos exposure arising from reinsurance contracts entered into before 1984. TIG has both direct and reinsurance assumed asbestos exposures. TIG’s net retention on its direct exposure is protected by an $89 million APH reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is 100% reinsured by ARC Insurance Company (also owned by Aegon); this reinsurance is fully collateralized and reflected in the above table.
Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990’s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis that constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.
In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well as the reopening of any claim closed in the past. This component of the total incurred but not reported (IBNR) reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.
Since their asbestos exposure is considerably less than that of IIC and C&F, Odyssey Re, TIG, and Ranger do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and, at Odyssey Re, may include an additional amount as determined by that company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development or market share, utilizing industry benchmarks of ultimate liability, are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.
The early part of this decade saw a rash of bankruptcies among asbestos defendants, primarily manufacturers and suppliers of asbestos-containing products. As the rate of new claim filings has stabilized, so has the number of defendants seeking bankruptcy protection. Asbestos-related bankruptcies now total approximately 72 companies. This number is unchanged from year-end 2005, and an increase from 71 at year-end 2004.
The United States Congress, starting in 2003, attempted to create a federal solution to address the flood of asbestos litigation across the country and associated corporate bankruptcies. These efforts appeared to have stalled in 2006. As of this writing, it appears unlikely that federal asbestos reform will be enacted in the foreseeable future. It cannot be reasonably predicted what effect, if any, the enactment of some form of asbestos reform legislation would have on Fairfax’s financial statements. Fairfax’s asbestos reserves do not reflect any impact from potential future legislative reforms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2006 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, impacts from the bankruptcy protection sought by asbestos producers and defendants, uncertainty as to whether new claim filings will return to pre-2004 levels, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.
As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos survival ratios for IIC, C&F and OdysseyRe:

IIC
Net loss and ALAE reserves	114.5
3-year average net paid losses and ALAE	6.0
3-year Survival Ratio	19.0
C&F
Net loss and ALAE reserves	348.2
3-year average net paid losses and ALAE	54.3
3-year Survival Ratio	6.4
OdysseyRe
Net loss and ALAE reserves	189.0
3-year average net paid losses and ALAE	15.3
3-year Survival Ratio	12.4

Environmental Pollution Discussion
Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of disputes with insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.
Despite the stability of recent trends, there remains great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Today, approximately 1,243 sites are included on the National Priorities List (NPL) of the federal Environmental Protection Agency (an increase of five from year-end 2005). State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty as to the federal “Superfund” law itself; at this time, it is not possible to predict what, if any, reforms to this law might be enacted by Congress, or the effect of any such changes on the insurance industry.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for pollution claims and ALAE at January 1	356.1	89.2	384.1	93.9	443.4	114.1
Fairmont transfer to Runoff	1.9	0.8	–	–	–	–
Pollution losses and ALAE incurred during the year	35.6	12.1	6.4	3.0	(17.5)	(4.9)
Pollution losses and ALAE paid during the year	33.1	11.8	34.4	7.7	41.8	15.4
Provision for pollution claims and ALAE at December 31	360.5	90.3	356.1	89.2	384.1	93.9
Operating Companies
Provision for pollution claims and ALAE at January 1	123.5	105.9	128.5	115.1	135.5	133.2
Fairmont transfer to Runoff	(1.9)	(0.8)	–	–	–	–
Pollution losses and ALAE incurred during the year	11.5	9.6	12.8	10.8	27.0	11.9
Pollution losses and ALAE paid during the year	15.3	14.3	17.8	20.0	34.0	30.0
Provision for pollution claims and ALAE at December 31	117.8	100.4	123.5	105.9	128.5	115.1
Fairfax Total
Provision for pollution claims and ALAE at January 1	479.6	195.1	512.6	209.0	578.8	247.3
Pollution losses and ALAE incurred during the year	47.1	21.7	19.2	13.8	9.6	7.0
Pollution losses and ALAE paid during the year	48.4	26.1	52.2	27.7	75.8	45.4
Provision for pollution claims and ALAE at December 31	478.3	190.7	479.6	195.1	512.6	209.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries gross and net loss and ALAE reserves from pollution exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	248.5	63.5	263.0	63.7	291.2	73.0
Pollution losses and ALAE incurred during the year	3.2	3.4	0.6	1.4	(8.3)	(0.6)
Pollution losses and ALAE paid during the year	10.1	6.8	15.1	1.6	19.9	8.7
Provision for pollution claims and ALAE at December 31	241.6	60.1	248.5	63.5	263.0	63.7
C&F
Provision for pollution claims and ALAE at January 1	81.2	74.2	92.6	85.2	98.2	98.9
Pollution losses and ALAE incurred during the year	12.1	9.9	6.6	6.6	20.8	10.0
Pollution losses and ALAE paid during the year	11.4	10.6	18.0	17.6	26.4	23.7
Provision for pollution claims and ALAE at December 31	81.9	73.5	81.2	74.2	92.6	85.2
Odyssey Re(1)
Provision for pollution claims and ALAE at January 1	40.4	30.7	29.9	28.2	33.2	33.0
Pollution losses and ALAE incurred during the year	(0.6)	(0.3)	9.7	4.4	2.8	0.4
Pollution losses and ALAE paid during the year	3.9	3.7	(0.8)	1.9	6.2	5.1
Provision for pollution claims and ALAE at December 31	35.9	26.7	40.4	30.7	29.9	28.2
TIG
Provision for pollution claims and ALAE at January 1	93.2	12.8	102.1	16.0	116.0	17.4
Pollution losses and ALAE incurred during the year	16.7	2.6	(2.2)	(6.6)	1.3	1.3
Pollution losses and ALAE paid during the year	13.9	0.5	6.7	(3.4)	15.2	2.7
Provision for pollution claims and ALAE at December 31	96.0	14.9	93.2	12.8	102.1	16.0
Fairmont
Provision for pollution claims and ALAE at January 1	1.9	0.8	6.0	1.7	4.0	1.5
Pollution losses and ALAE incurred during the year	20.1	10.5	(3.5)	(0.3)	3.5	1.4
Pollution losses and ALAE paid during the year	8.6	4.0	0.6	0.6	1.4	1.2
Provision for pollution claims and ALAE at December 31	13.4	7.3	1.9	0.8	6.0	1.7

(1)	Net reserves presented for Odyssey Re in 2004 and 2005 exclude cessions under a stop loss agreement with nSpire Re Ltd, a wholly-owned subsidiary of Fairfax. This stop loss agreement was commuted in 2006.
As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated. At Odyssey Re, TIG, and Ranger, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.
The following table presents the environmental pollution survival ratios on net loss and ALAE reserves for IIC, C&F, and OdysseyRe:

	IIC	C&F	OdysseyRe

Net loss and ALAE reserves	60.1	73.5	26.7
3-year average net paid loss and ALAE	5.7	17.3	3.6
3-year Survival Ratio	10.5	4.2	7.5
         Other Mass Tort/Health Hazards Discussion
In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based paint, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, lead paint, and, to a lesser extent, silica, are the most significant health hazard exposures facing Fairfax.
Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability and 4) named insured provision. There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. This matter has been settled. A small number of notices from distributors/retailers have also been submitted to TIG and C&F. In most instances, these distributors/retailers have reported that they have secured indemnification agreements from tobacco manufacturers.
Claims against manufacturers related to tobacco products include both individual and class actions alleging personal injury or wrongful death from tobacco exposure (including exposure to second-hand smoke); actions alleging risk of future injury; consumer protection actions alleging the use of the terms “light” or “ultra light” constitutes deceptive and unfair trade practices; health care cost recovery actions brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking, and/or disgorgement of profits; and suits alleging violations of the civil RICO statute, including a suit taken through trial by the U.S. Department of Justice. The tobacco manufacturers generally continue to vigorously defend all claims. We are aware of one settlement by a manufacturer with an individual smoker for a bodily injury claim, but the terms of the settlement were not made public. Although significant judgments have been entered against various tobacco manufacturers, with few exceptions, the judgments are under appellate review.
Fairfax subsidiaries have received notices of lead claims from former lead pigment manufacturers. In addition to individual actions, governmental actions have been brought against the pigment industry alleging former lead pigment companies are responsible for abating the presence of lead paint in buildings and for health care and educational costs for residents exposed to lead. In February 2006, a jury in Rhode Island held that three pigment manufacturers are responsible for the presence of lead paint in buildings throughout the state

FAIRFAX FINANCIAL HOLDINGS LIMITED

and that they must abate this public nuisance. Fairfax subsidiaries insured two of the three defendants and are now in coverage litigation with the two insureds. The Rhode Island court has yet to determine what abatement will be required and has before it motions for a mistrial. Additionally, new public nuisance suits were filed by municipalities in Ohio and existing suits are continuing in various jurisdictions, including California and New Jersey. The former lead paint companies continue to vigorously defend these claims.
In the earlier part of the decade, it appeared that silica claims might present a significant exposure to Fairfax. While there is still a high degree of uncertainty surrounding future costs for these claims, there has been a dramatic decrease in the rate of new claim filing: 70 new accounts in 2004, 34 in 2005, and 18 in 2006.
Two major developments in recent years have made the pursuit of silica claims more difficult for the plaintiff bar. First, in 2005, a number of doctors that were routinely used by plaintiff attorneys to screen potential clients for silica related injuries came under the scrutiny of a Texas Federal Court. In hearings before that Court, several diagnosing doctors openly disclaimed their prior findings of silicosis upon questioning by the judge and after being unable to explain how permanent signs of asbestosis that they diagnosed years earlier for the same patients had now disappeared. Secondly, tort reform was enacted in Mississippi in 2004 and in Texas in 2005. Many of the silica claims filed against Fairfax’s insureds are filed in these two states. The Mississippi reforms deter multi-plaintiff filings, establish strict venue rules, and cap punitive and non-economic damages. The Texas reforms establish objective medical criteria for silica cases and allow only those claimants who are actually impaired to pursue their claims in the judicial system, while deferring the claims of those who are not impaired. They also prevent the “bundling” of multiple plaintiffs for trial.
Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	71.1	28.0	94.0	30.4	115.2	33.9
Health hazards losses and ALAE incurred during the year	(2.4)	(1.5)	1.1	2.2	2.0	2.7
Health hazards losses and ALAE paid during the year	5.8	2.6	24.0	4.6	23.2	6.2
Provision for health hazards claims and ALAE at December 31	62.9	23.9	71.1	28.0	94.0	30.4
C&F
Provision for health hazards claims and ALAE at January 1	25.4	24.1	24.2	22.0	28.2	26.6
Health hazards losses and ALAE incurred during the year	1.3	1.3	6.5	6.5	0.0	0.0
Health hazards losses and ALAE paid during the year	3.8	3.6	5.3	4.4	4.0	4.7
Provision for health hazards claims and ALAE at December 31	22.9	21.8	25.4	24.1	24.2	22.0
Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution: an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or lead paint as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future.

         Summary
Management believes that the APH reserves reported at December 31, 2006 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods.
Reinsurance Recoverables
Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.
Recoverable from reinsurers on the consolidated balance sheet ($5,506.5 in 2006) consists of future recoverables on unpaid claims ($4.9 billion), reinsurance receivable on paid losses ($395.4) and unearned premiums from reinsurers ($230.7). This $4.9 billion of future recoverables from reinsurers on unpaid claims at December 31, 2006 declined by $2.0 billion during 2006 from $6.9 billion at December 31, 2005. The decline is primarily attributable to the commutation of the Swiss Re corporate insurance cover ($1.0 billion), collections on paid claims related to ceded 2005 hurricane losses and continued collections and commutations by the company’s runoff units.
The following table presents Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2006. These 50 reinsurance groups represent 83.9% of Fairfax’s total reinsurance recoverable. In the following table and the other tables in this section, reinsurance recoverables are reported net of intercompany reinsurance.

			Gross	Net
		A.M. Best	Reinsurance	Reinsurance
Group	Principal Reinsurer	Rating(1)	Recoverable(2)	Recoverable(3)
Swiss Re	Swiss Re America Corp	A+	1,161.0	779.8
Munich	Munich Re America	A	736.7	325.1
Lloyd’s	Lloyd’s of London Underwriters	A	338.8	284.7
Nationwide	Nationwide Mutual Ins Co.	A+	271.1	271.1
Aegon	Arc Re	(4)	214.1	13.8
Berkshire Hathaway	General Reinsurance Corp.	A++	191.7	177.0
HDI	Hannover Rueckversicherung	A	184.9	131.1
AIG	Transatlantic Re	A+	152.7	123.0
Ace	Insurance Co. of North America	A+	126.8	122.6
Everest	Everest Reinsurance Co.	A+	111.6	103.1
St. Paul Travelers	Travelers Indemnity Co.	A+	99.7	84.4
Paris Re	AXA Reinsurance Co.	A	92.6	63.8
Global Re	Global International Reinsurance Co.	NR	87.4	36.7
Chubb	Federal Insurance Co.	A++	83.8	54.9
SCOR	Scor Canada Reinsurance Co.	A–	82.8	73.8
Arch Capital	Arch Reinsurance Ltd.	A	82.4	15.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

			Gross	Net
		A.M. Best	Reinsurance	Reinsurance
Group	Principal Reinsurer	Rating(1)	Recoverable(2)	Recoverable(3)
PartnerRe	Partner Reinsurance Co. of US	A+	77.0	58.6
CNA	Continental Casualty	A	73.3	62.1
White Mountains	Folksamerica Reinsurance Co.	A–	62.8	48.1
XL	XL Reinsurance America Inc	A+	57.0	47.8
Hartford	New England Re	A+	43.7	42.5
Allstate	Allstate Insurance Co.	A+	40.0	40.1
AXA	AXA Belgium	NR	39.7	36.6
Manulife	John Hancock Life Ins. Co.	A++	39.1	30.4
Platinum	Platinum Underwriters Reinsurance Co.	A	34.6	23.2
Folksam	Aterforskrings AB LUAP	NA	34.4	26.6
Liberty Mutual	Liberty Mutual Ins Co.	A	33.6	32.9
Aioi	Aioi Insurance Co. Ltd.	A	32.0	16.2
Zurich	Zurich Specialties London Ltd.	NR	29.5	17.2
Toa Re	Toa Reinsurance Co. America	A	24.8	19.9
American Financial	Great American Assurance Co.	A	24.2	24.9
QBE	QBE Reinsurance Corp	A	22.8	17.8
Duke’s Place	Seaton Insurance Co.	NR	20.9	20.2
FM Global	Factory Mutual Insurance Co.	A+	20.8	20.6
Allianz	Allianz Cornhill Insurance Plc.	A+	20.1	8.3
WR Berkley	Berkley Insurance Co.	A	19.3	18.7
Axis	Axis Reinsurance Co.	A	19.1	13.1
PMA	PMA Capital Insurance Co.	B+	18.9	17.9
Randall & Quilter	R&Q Reins Co.	NR	18.5	18.6
CCR	Caisse Centrale de Reassurance	A+	18.0	14.1
KKR	Alea North America Insurance Co.	NR	17.5	14.3
Brit	Brit Insurance Ltd.	A	17.4	15.2
Castlewood	Harper Insurance Ltd UKB	NR	16.5	13.9
Wustenrot	Wuerttembergische Versicherung	NR	14.9	12.5
PXRE	PXRE Reinsurance Co.	NR	14.2	5.0
Aviva	CGU Int’l Ins Co. Plc	A+	13.5	12.5
Converium	Converium AG.	B++	12.9	1.6
Markel	Markel International Insurance Company Ltd.	A–	12.6	11.3
Royal & Sun Alliance	Security Ins Co. of Hartford	C++	11.3	11.1
Validus	Validus Reinsurance Ltd	A–	11.1	0.3
Other reinsurers			954.7	835.2

Total reinsurance recoverable			5,938.8	4,269.5
Provisions for uncollectible reinsurance			432.3	432.3

Total reinsurance recoverable after provisions for uncollectible reinsurance			5,506.5	3,837.2

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Aegon is rated A+ by S&P; ARC Re is not rated

The following table presents the classification of the $5,506.5 gross reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.
         Consolidated Reinsurance Recoverables

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	294.8	49.6	0.6	244.6
	A+	2,035.9	433.0	4.7	1,598.2
	A	2,013.0	745.7	2.6	1,264.7
	A–	260.7	56.6	1.2	202.9
	B++	72.4	20.7	0.5	51.2
	B+	68.4	7.6	1.3	59.5
	B	9.0	(0.2)	0.2	9.0
	Lower than B	113.2	3.5	83.1	26.6
	Not rated	945.2	350.9	245.8	348.5
	Pools & associations	126.2	1.9	–	124.3

		5,938.8	1,669.3	340.0	3,929.5
Provisions for uncollectible reinsurance
– specific		340.0
– general		92.3

Net reinsurance recoverable		5,506.5

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $1,669.3 as follows:

for reinsurers rated A– or better, Fairfax has security of $1,284.9 against outstanding reinsurance recoverable of $4,604.4;

for reinsurers rated B++ or lower, Fairfax has security of $31.6 against outstanding reinsurance recoverable of $263.0; and

for unrated reinsurers, Fairfax has security of $350.9 against outstanding reinsurance recoverable of $945.2.
Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.
As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,208.2 (as compared to $1,470.6 at December 31, 2005), for which it holds security of $382.5 and has an aggregate provision for uncollectible reinsurance of $423.2 (51.3% of the net exposure prior to such provision, as compared to 40.1% in 2005), leaving a net exposure of $402.5 (as compared to $619.4 in 2005).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The two following tables break out the consolidated reinsurance recoverables for operating companies and runoff operations. As shown in those tables, approximately 44.6% of the consolidated reinsurance recoverables relate to runoff operations.
         Reinsurance Recoverables – Operating Companies

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	182.5	50.0	0.6	131.9
	A+	1,185.5	399.4	4.1	782.0
	A	1,261.3	612.9	2.1	646.3
	A-	176.8	49.9	0.1	126.8
	B++	39.3	17.1	0.3	21.9
	B+	34.5	6.6	0.6	27.3
	B	2.8	0.1	–	2.7
	Lower than B	29.3	1.5	6.7	21.1
	Not rated	210.6	54.5	49.3	106.8
	Pools & associations	23.0	2.8	–	20.2

		3,145.6	1,194.8	63.8	1,887.0
Provisions for uncollectible reinsurance
– specific		63.8
– general		31.3

Net reinsurance recoverable		3,050.5

As shown above, excluding pools & associations, Fairfax’s insurance and reinsurance operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $316.5, for which they hold security of $79.8 and have an aggregate provision for uncollectible reinsurance of $88.2 (37.3% of the net exposure prior to such provision), leaving a net exposure of $148.5.

         Reinsurance Recoverables – Runoff Operations

			Outstanding
			Balances	Specific
	A.M. Best		for	Provisions	Net
	Rating	Gross	which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	112.3	(0.4)	–	112.7
	A+	850.4	33.6	0.6	816.2
	A	751.7	132.8	0.5	618.4
	A-	83.9	6.7	1.1	76.1
	B++	33.1	3.6	0.2	29.3
	B+	33.9	1.0	0.7	32.2
	B	6.2	(0.3)	0.2	6.3
	Lower than B	83.9	2.0	76.4	5.5
	Not rated	734.6	296.4	196.5	241.7
	Pools & associations	103.2	(0.9)	–	104.1

		2,793.2	474.5	276.2	2,042.5
Provisions for uncollectible reinsurance
– specific		276.2
– general		61.0

Net reinsurance recoverable		2,456.0

As shown above, excluding pools & associations, Fairfax’s runoff operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $891.7, for which they hold security of $302.7 and have an aggregate provision for uncollectible reinsurance of $335.0 (56.9% of the net exposure prior to such provision), leaving a net exposure of $254.0.
Based on the results of the above analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2006.
RiverStone, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.
For the last three years, Fairfax has had reinsurance bad debts of $46.5 for 2006, $51.1 for 2005 and $62.8 for 2004.
Float
Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of that float. As the table shows, the average float increased 13.9% in 2006 to $7.5 billion, at no cost.

					Average long
			Benefit		term Canada
	Underwriting		(Cost)		treasury bond
Year	profit (loss)	Average float	of float		yield
1986	2.5	21.6	11.6%		9.6%
through
2002	(31.9)	4,402.0	(0.7%	)	5.7%
2003	95.1	4,443.2	2.1%		5.4%
2004	134.8	5,371.4	2.5%		5.2%
2005	(333.9)	6,615.7	(5.0%	)	4.4%
2006	198.2	7,533.4	2.6%		4.3%
Weighted average since inception			(3.5%	)	5.5%
Fairfax weighted average financing differential since inception: 2.0%
The table below shows the breakdown of total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2002	811.7	1,552.6	59.2	1,770.2	4,193.7	1,781.8	5,975.5
2003	1,021.1	1,546.9	88.0	2,036.7	4,692.7	1,905.4	6,598.1
2004	1,404.2	1,657.1	119.7	2,869.0	6,050.0	1,371.0	7,421.0
2005	1,461.8	1,884.9	120.2	3,714.4	7,181.3	1,575.3	8,756.6
2006	1,586.0	1,853.8	85.4	4,360.2	7,885.4	2,633.4	10,518.8
In 2006, the Canadian insurance float increased by 8.5%, the U.S. insurance float decreased by 1.6%, the Asian insurance float decreased by 29.0% (largely due to an increase in reinsurance recoverables) and the reinsurance float increased by 17.4%, all at no cost. The runoff float increased by 67.2%, due primarily to the significant impact of the Swiss Re and Ridge Re reinsurance commutations. In the aggregate, total float increased by 20.1% to $10.5 billion at the end of 2006.
Insurance Environment
The property and casualty insurance and reinsurance industry reported improved core underwriting profitability in 2006 in the absence of the extreme catastrophe losses experienced in 2005 and 2004. Combined ratios in 2006 for Canada, for U.S. commercial lines and for U.S. reinsurers are expected to be approximately 92.2%, 91.3% and 93.6%, respectively. Despite the general and widespread softening observed in recent years affecting rates other than for certain catastrophe-exposed property business, insurers continue to benefit from the compounding effect of annual rate increases that began in 2002, notwithstanding the partially offsetting subsequent decline in rates affecting certain lines of business in recent years. The unprecedented 2005 hurricane losses temporarily stabilized rates in general, with catastrophe-exposed property rates increasing sharply, but buoyant industry results for 2006, as evidenced by improved underwriting profitability, favourable reserve development, improved net earnings and resulting increased industry capital, are expected to generate a more competitive industry in 2007, featuring increased availability of primary insurance and reinsurance capacity and more competitive rates, terms and conditions in the marketplace.

Investments
The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was to $23.9 in 2006 (2005 – 26.9, 2004 – 6.1).
Interest and dividend income in Fairfax’s first year and for the past eight years (the period since Fairfax’s last significant acquisition) is presented in the following table.

			Interest and Dividend Income

	Average		Pre-Tax			After Tax
	Investments at
	Carrying Value		Amount	Yield	Per Share	Amount	Yield
				(%)			(%)	Per Share
1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38
THROUGH
1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	(1)	746.5	4.72	42.03	485.3	3.07	27.32

(1)	Excludes $783.3 (2005 – $700.3; 2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Funds withheld payable to reinsurers shown on the consolidated balance sheet ($370.0 in 2006) represents premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to Crum & Forster ($243.3) and OdysseyRe ($96.9). In 2006, $40.0 of interest expense accrued to reinsurers on funds withheld (including interest on funds withheld related to the Swiss Re corporate insurance cover until its commutation); the company’s total interest and dividend income of $746.5 in 2006 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.
Interest and dividend income increased in 2006 primarily due to higher short term interest rates and increased investment portfolios in 2006, as well as the negative impact on 2005 interest and dividends of the company’s equity-accounted share of Advent’s 2005 hurricane-affected $45.1 loss. The gross portfolio yield, before interest on funds withheld of $40.0, was 4.97% for 2006 compared to the 2005 gross portfolio yield, before interest on funds withheld of $79.6, of 3.86%. The pre-tax interest and dividend income yield achieved by the company’s investment managers increased to 4.72% in 2006 from 3.30% in 2005, while the after-tax yield increased to 3.07% in 2006 from 2.14% in 2005. The increased yields were primarily attributable to the impact of higher interest rates as three-month U.S. treasury bill yields averaged approximately 4.83% in 2006 compared to approximately 3.20% in 2005. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 22.7% per year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments (including at the holding company) in Fairfax’s first year and since 1999, at their year-end carrying values, are presented in the following table.

	Cash and
	Short Term			Preferred	Common	Real
	Investments		Bonds	Stocks	Stocks	Estate	Total		Per Share
1985	6.4		14.1	1.0	2.5	–	24.0		4.80
through
1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.9	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)
2006	5,416.1	(1)	8,944.0	16.4	2,425.2	18.0	16,819.7	(1)	948.62	(1)

(1)	Excludes $783.3 (2005 – $700.3; 2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Total investments and total investments per share increased at year-end 2006 primarily due to strong operating cash flows at the insurance and reinsurance companies and increased collections and commutations of reinsurance recoverable balances. Since 1985, investments per share have compounded at a rate of 28.6% per year.
Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether a provision for other than temporary decline is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current intrinsic value based on current outlook and all other relevant investment criteria. Other considerations in this assessment include the length of time the investment has been held, the difference between carrying value and market value and the company’s intent with respect to continuing to hold the investment.
Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. These pledges are referred to in note 4 to the consolidated financial statements and are explained in more detail under the heading Provision for Claims. As noted there, these pledges do not involve any cross-collateralization by one group company of another group company’s obligations.
The breakdown of the bond portfolio as at December 31, 2006 was as follows (where S&P or Moody’s credit ratings are available, the higher one is used if they differ):

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain (Loss)
AAA	7,434.7	7,206.0	(228.7)
AA	1,047.1	1,107.6	60.5
A	1.4	1.4	–
BBB	122.5	123.3	0.8
BB	10.0	10.0	–
B	12.3	12.6	0.3
Lower than B and unrated	240.3	274.8	34.5
Credit default swaps	54.9	54.9	–
Bond warrants	20.8	20.8	–

Total	8,944.0	8,811.4	(132.6)

At December 31, 2006, 96.2% of the fixed income portfolio at carrying value was rated investment grade, with 94.8% (primarily consisting of government obligations) being rated AA or better.
Subsidiary portfolio investments include $54.9 (at market; original cost $245.9) in 5-year to 7-year credit default swaps (with a remaining average life of approximately four years) referenced to a number of companies, primarily financial institutions, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a more difficult financial environment. Included in cash, short term investments and marketable securities the company holds an additional $16.5 (at market; original cost $29.7) in credit default swaps.

Interest Rate Risk
The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.
The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as at December 31, 2006 and December 31, 2005, based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed by individual security.

	As at December 31, 2006			As at December 31, 2005

	Fair			Fair
	Value of			Value of
	Fixed			Fixed
	Income	Hypothetical	Hypothetical	Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change
200 basis point rise	7,440.6	(1,370.8)	(15.6)	6,583.4	(1,455.0)	(18.1)
100 basis point rise	8,051.4	(760.0)	(8.6)	7,242.6	(795.8)	(9.9)
No change	8,811.4	–	–	8,038.4	–	–
100 basis point decline	9,767.5	956.1	10.9	9,099.5	1,061.1	13.2
200 basis point decline	10,904.8	2,093.4	23.8	10,361.5	2,323.1	28.9
The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 13.9% and 15.2% of the fair market value of the total fixed income portfolio as at December 31, 2006 and December 31, 2005, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early redemption in a rising interest rate environment (thereby limiting market value loss) or to hold these bonds to their longer full maturity dates in a declining interest rate environment (thereby maximizing the benefit of higher market values in that environment). The company also has warrants to purchase long term bonds with a notional par value of $162.0, which would allow it to benefit from declining interest rates.
Disclosure about Limitations of Interest Rate Sensitivity Analysis
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of

FAIRFAX FINANCIAL HOLDINGS LIMITED

individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Return on the Investment Portfolio
The following table shows the performance of the investment portfolio in Fairfax’s first year and for the past eight years (the period since Fairfax’s last significant acquisition). The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

										Realized Gains
				Realized
	Average		Interest	Gains		Change in						% of
	Investments		and	(Losses)		Unrealized	Total Return			% of		Interest and
	at Carrying		Dividends	after		Gains	on Average			Average		Dividends and
	Value		Earned	Provisions		(Losses)	Investments			Investments		Realized Gains
								(%)		(%)		(%)
1986	46.3		3.4	0.7		(0.2)	3.9	8.4		1.5		17.1
through
1999	10,020.3		532.7	63.8		(871.4)	(274.9)	(2.7)		0.6		10.7
2000	11,291.5		534.0	259.1		584.1	1,377.2	12.2		2.3		32.7
2001	10,264.3		436.9	121.0		194.0	751.9	7.3		1.2		21.7
2002	10,377.9		436.1	465.0		263.2	1,164.3	11.2		4.5		51.6
2003	11,527.5		331.9	826.1		142.4	1,300.4	11.3		7.2		71.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	841.8	6.5		2.3		44.4
2005	14,142.5	(1)	466.1	385.7		73.0	924.8	6.5		2.7		45.3
2006	15,827.0	(1)	746.5	789.4	(3)	(247.8)	1,288.1	8.1		5.0		51.4

Cumulative from inception			4,671.7	3,887.8				9.3%	(4)	3.8%	(4)	45.4%

(1)	Excludes $783.3 (2005 – $700.3; 2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

(2)	Excludes the $40.1 realized gain on the company’s secondary offering of Northbridge and the $27.0 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 realized gain on the company’s secondary offering of OdysseyRe, the $15.7 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Simple average of the total return on average investments, or percentage of average investments, in each of the 21 years.
Investment gains have been an important component of Fairfax’s net earnings since 1985, amounting to a net aggregate of $3,887.8. The amount has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. Since 1985, net realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 45.4% of Fairfax’s combined interest and dividends and net realized gains. At December 31, 2006 the Fairfax investment portfolio had a net unrealized gain of $310.6 (consisting of unrealized losses on bonds of $132.6 offset by unrealized gains on equities and other of $443.2), a decrease of $247.8 (after realizing net gains of $789.4) from net unrealized gains of $558.4 at December 31, 2005.
The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.

Capital Resources
At December 31, 2006, total capital, comprising shareholders’ equity and non-controlling interests, was $4,149.8, compared to $3,395.6 at December 31, 2005.
The company manages its capital based on the following financial measurements and ratios:

	2006	2005	2004	2003	2002
Cash, short term investments and marketable securities	767.4	559.0	566.8	410.2	327.7

Holding company debt	1,202.6	1,365.3	1,422.9	1,307.1	1,206.0
Subsidiary debt	981.3	933.2	862.2	783.8	303.2
Purchase consideration payable	179.2	192.1	195.2	200.6	205.5
RHINOS due February 2003	–	–	–	–	136.0
Trust preferred securities of subsidiaries	17.9	52.4	52.4	79.8	79.8

Total debt	2,381.0	2,543.0	2,532.7	2,371.3	1,930.5

Net debt	1,613.6	1,984.0	1,965.9	1,961.1	1,602.8
Common shareholders’ equity	2,720.3	2,507.6	2,665.1	2,327.3	1,760.4
Preferred equity	136.6	136.6	136.6	136.6	136.6
Non-controlling interests	1,292.9	751.4	579.5	432.0	315.8

Total equity and non-controlling interests	4,149.8	3,395.6	3,381.2	2,895.9	2,212.8
Net debt/equity and non-controlling interests	38.9%	58.4%	58.1%	67.7%	72.4%
Net debt/net total capital	28.0%	36.9%	36.8%	40.4%	42.0%
Total debt/total capital	36.5%	42.8%	42.8%	45.0%	46.6%
Interest coverage	5.2x	N/A	2.6x	4.5x	5.1x
At December 31, 2006, Fairfax had $767.4 of cash, short term investments and marketable securities at the holding company level. Net debt decreased to $1,613.6 at December 31, 2006 from $1,984.0 at December 31, 2005, and the above-noted leverage ratios improved primarily due to 2006 net earnings, proceeds received on the secondary offering of OdysseyRe common shares (which increased cash and the OdysseyRe non-controlling interest), the repayment of Fairfax senior notes upon maturity and other opportunistic debt repurchases during the year. This improvement was somewhat offset by $48.1 in net additional subsidiary debt, primarily resulting from $44.0 of net additional long term debt issued by OdysseyRe.
Non-controlling interests increased in 2006 due primarily to the company’s secondary offering of OdysseyRe common shares and the non-controlling interest share of Northbridge’s and OdysseyRe’s net earnings for the year.
Fairfax’s common shareholders’ equity (excluding other paid in capital) increased from $2,448.2 at December 31, 2005 to $2,662.4 at December 31, 2006, principally as a result of the net earnings for the year. Holding company liquidity strengthened, while total holding company debt decreased by $210.1 during 2006 and its debt maturity profile remained unchanged, with no significant debt maturities until 2012.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/ repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2002 – repurchase of shares	(210,200)	79.32	(16.7)
2003 – repurchase of shares	(240,700)	127.13	(30.6)
2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
2006 – repurchase of shares	(67,800)	113.57	(7.7)
Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.
A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2006	2005	2004	2003	2002
Insurance
Northbridge (Canada)	1.0	1.1	1.3	1.5	1.5
Crum & Forster (U.S.)	1.0	0.9	0.9	0.8	0.7
Fairmont (U.S.)(1)	n/a	0.9	1.0	1.5	1.1
Fairfax Asia(2)	0.4	0.5	0.6	2.2	2.1
Reinsurance
OdysseyRe	1.1	1.5	1.6	1.7	1.6
Canadian insurance industry	1.0	1.1	1.2	1.6	1.4
U.S. insurance industry	0.9	1.0	1.1	1.2	1.3

(1)	Fairmont in 2003, 2004 and 2005; only Ranger in 2002. Fairmont was included in Crum & Forster in 2006.

(2)	Fairfax Asia since 2004, only Falcon for prior years.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2006, Northbridge’s subsidiaries had a weighted average MCT ratio of 250% of the minimum statutory capital required, compared to 237% at December 31, 2005, well in excess of the 150% minimum supervisory target.
In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2006, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.1 times the authorized control level, except for TIG (2.6 times). As part of the TIG reorganization described in the Runoff and Other section, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.

Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax	bb+	BB	Ba3	BB (high)
Commonwealth	A–	BBB	–	–
Crum & Forster	A–	BBB	Baa3	–
Falcon	–	A–	–	–
Federated	A–	BBB	–	–
Lombard	A–	BBB	–	–
Markel	A–	BBB	–	–
OdysseyRe	A	A–	A3	–
Liquidity
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.
The company believes that its cash position, short term investments and marketable securities provide adequate liquidity to meet all of the company’s obligations in 2007. Besides these holding company resources, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2007 may decline due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group. For 2007, the holding company’s obligations consist of the repayment of $60.4 of senior debt (paid in February 2007), the payment of a $49.0 dividend on common shares (paid in February 2007) interest, overhead expenses and the payment of approximately $30.5 purchase consideration payable.
Contractual Obligations
The following table provides a payment schedule of current and future obligations as at December 31, 2006:

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
Net claims liability	10,658.6	3,113.9	3,696.4	1,686.2	2,162.1
Long term debt obligations – principal	2,115.7	60.4	174.9	–	1,880.4
Long term debt obligations – interest	1,459.8	160.8	302.8	297.0	699.2
Operating leases – obligations	384.5	77.6	114.8	74.2	117.9
Other long term liabilities – principal	197.1	4.5	10.3	12.2	170.1
Other long term liabilities – interest	177.8	16.9	32.7	30.8	97.4

	14,993.5	3,434.1	4,331.9	2,100.4	5,127.1

For further detail on Fairfax’s net claims liability, long term debt principal and interest payments, other long term liability payments and operating lease payments, please see notes 5, 7, 8, 9 and 15, respectively, of the company’s consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006 following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuits
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. The court has scheduled the next conference for April 5, 2007, and pursuant to the scheduling stipulations, the defendants will file their answers or motions to dismiss the Amended Consolidated Complaint on or before May 10, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.
Management’s Evaluation of Disclosure Controls and Procedures
As disclosed in note 2 to the audited consolidated financial statements, during 2006 the company restated its consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated

FAIRFAX FINANCIAL HOLDINGS LIMITED

financial statements and accounting records that was undertaken in contemplation of the commutation of the company’s $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary. That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings statements. In connection with the restatement, the company’s management identified four material weaknesses in its internal control over financial reporting as of December 31, 2005 relating to financial reporting organizational structure and personnel, head office consolidation controls, investment accounting in accordance with US GAAP and accounting for income taxes.
Upon identification of the four material weaknesses and under the review of the Audit Committee of the company’s Board of Directors, the company developed a comprehensive plan to remediate the material weaknesses. The status of remediation of each material weakness was reviewed with the Audit Committee and the Committee was advised of issues encountered and key decisions reached by management relating to the remediation efforts.
As of December 31, 2006 and as described under Remediation of Material Weaknesses in Internal Control Over Financial Reporting below, the material weaknesses relating to investment accounting in accordance with US GAAP and accounting for income taxes were remediated, and the two material weaknesses relating to a sufficient complement of accounting personnel and lines of communication within the organization and head office consolidation controls had not been remediated.
Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as required by Canadian securities legislation as of December 31, 2006. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2006, the company’s disclosure controls and procedures were not effective because of the material weakness discussed below.
Notwithstanding the existence of two remaining material weaknesses, the company’s management has concluded that the financial statements included herein fairly present, in all material respects, the company’s financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.
Management’s Report on Internal Control over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The company’s management has concluded that, as of December 31, 2006, the following two material weaknesses in internal control over financial reporting existed:

1.	The company did not maintain a sufficient complement of accounting personnel to support the activities of the company and lines of communication between the company’s operations and accounting and finance personnel at head office and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. This control deficiency contributed to the other material weakness identified.

2.	The company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, and (ii) translation of foreign currency transactions and subsidiary company results.
Each of these control deficiencies could result in misstatements of the company’s financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the company’s management has concluded that these control deficiencies constitute material weaknesses.
As a result of the material weaknesses in internal control over financial reporting described above, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2006, the company’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.
Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
Remediation of Material Weaknesses in Internal Control Over Financial Reporting
During the last half of 2006 and continuing into 2007, the company has been actively engaged in the implementation of remediation efforts to address the material weaknesses in existence at December 31, 2005. These remediation efforts, outlined below, are specifically designed to address the material weaknesses identified by the company’s management. As a result of its

FAIRFAX FINANCIAL HOLDINGS LIMITED

assessment of the effectiveness of internal control over financial reporting, the company’s management determined that as of December 31, 2006, two material weaknesses, relating to investment accounting in accordance with US GAAP and accounting for income taxes, had been remediated, and two material weaknesses, relating to a sufficient complement of accounting personnel and lines of communication within the organization and head office consolidation controls, had not been remediated.
Completed Remediation

(a)	Investment Accounting in Accordance with US GAAP
As of December 31, 2005, the company did not maintain effective controls over the accounting for certain derivative instruments in accordance with FAS 133. Specifically, the company did not maintain appropriate controls over the processes to account for convertible bond securities and to identify embedded derivatives in other fixed income securities in accordance with US GAAP. This control deficiency resulted in the restatement of the company’s US GAAP net earnings (loss) with an offsetting amount in other comprehensive income for each of the three years ended December 31, 2005, including interim periods therein.
The company has taken several specific actions to remediate this material weakness and to further strengthen controls over investment accounting in accordance with US GAAP, including:

1.	The company has implemented new control procedures designed to identify features of newly purchased investment securities in order to determine the appropriate investment accounting in accordance with US GAAP and Canadian GAAP. Investment accounting memoranda are prepared at inception for new investment positions in securities with unique or non-standard features for use by the head office and subsidiaries’ investment accounting teams.

2.	The company has established the Investment Accounting Working Group, comprising members of the head office and subsidiaries’ investment accounting teams, to assist in the preparation and review of investment accounting memoranda and to research and analyze the impact of new accounting pronouncements. The Investment Accounting Working Group has improved communication between head office investment accounting and the investment accounting teams of the subsidiaries.
Based upon the specific actions taken, as listed above, and the testing and evaluation of the effectiveness of the controls, the company’s management has concluded that remediation of the material weakness in investment accounting in accordance with US GAAP has been achieved as of December 31, 2006.

(b)	Accounting for Income Taxes
As of December 31, 2005, the company did not maintain effective controls over the completeness and accuracy of the calculation and review of income taxes, including the determination of income taxes payable, future income tax assets and liabilities and the related income tax provision, including the impact on US GAAP information. Specifically, the company did not maintain appropriate controls over tax effecting certain permanent differences, temporary differences and US GAAP reconciling items. This control deficiency resulted in the restatement of the company’s consolidated financial statements for the years ended December 31, 2001 through 2005 and related disclosures including interim periods therein.

The company has taken several specific actions to remediate this material weakness and to further strengthen controls over accounting for income taxes, including:

1.	The company has implemented an enhanced collaborative review process for the determination of income tax provisions, income taxes payable and future income tax assets and liabilities in accordance with US GAAP and Canadian GAAP by both its U.S. and Canadian tax teams.

2.	The company has strengthened its control procedures relating to its review of the tax impact on recurring and non-recurring consolidation journal entries.

3.	The company has strengthened its control procedures relating to its review both by the U.S. and Canadian tax team of the tax impact of the US GAAP reconciling items.
Based upon the specific actions taken, as listed above, and the testing and evaluation of the effectiveness of the controls, the company’s management has concluded that remediation of the material weakness in accounting for income taxes has been achieved as of December 31, 2006.
Continuing Remediation
The company has devoted significant efforts towards remediation of the two remaining material weaknesses. Specific steps have been taken and progress achieved, however, the remaining two material weaknesses were not yet remediated as of December 31, 2006. The company’s management continues to assign the highest priority to remediation efforts in these areas, with the goal of remediating these two material weaknesses during the first half of 2007. However, due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, no assurance can be given as to the timing of the achievement of remediation.
The company has taken the following specific remediation steps with respect to its two remaining material weaknesses:

(a)	Financial Reporting Organizational Structure and Personnel
As of December 31, 2005, the company did not maintain an appropriate accounting and financial reporting organizational structure and a sufficient complement of accounting personnel to support the activities of the company. Specifically, lines of communication between the company’s operations and accounting and finance personnel and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements.
The company has implemented the following measures:

1.	The Chief Financial Officer has been appointed to the Executive Committee and the Operations Committee and the accounting and financial reporting organizational structure has been redesigned to facilitate better communication and accountability.

2.	The company has recently hired additional financial accounting personnel at head office with the requisite training, skills and experience appropriate to the job requirements and the complexity of the organization.

3.	The company has established committees and working groups comprised of head office and subsidiary accounting personnel to enhance communication.
The company continues to seek additional financial accounting personnel for head office, with emphasis on US GAAP technical expertise, and additional testing will be required to evaluate

FAIRFAX FINANCIAL HOLDINGS LIMITED

the effectiveness of controls including the operation of the committees and working groups. Accordingly, the company believes that full remediation has not yet been achieved as of December 31, 2006.

(b)	Head Office Consolidation Controls
As of December 31, 2005, the company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, (ii) recording of intercompany and related company eliminations and reconciliations and (iii) translation of foreign currency transactions and subsidiary company results.
The company has undertaken the following measures:

1.	The company is in the process of strengthening certain documentation and review procedures relating to recurring and non-recurring consolidation journal entries.

2.	The company implemented control procedures designed to identify, analyze and reconcile intercompany balances in a timely manner through increased collaboration with the subsidiaries’ accounting teams during the third quarter and fourth quarter close processes.

3.	The company is in the process of strengthening its control procedures over the currency translation adjustment accounting at the head office and subsidiary levels.
Additional testing will be required to evaluate the effectiveness of the new and enhanced control procedures for items (1) and (3) above. Accordingly, the company believes that remediation has not yet been achieved as of December 31, 2006.
The two material weaknesses will be fully remediated when, in the opinion of the company’s management, the revised control procedures and processes have been operating for a sufficient period of time to provide reasonable assurance as to their effectiveness. The remediation and ultimate resolution of the company’s material weaknesses will be reviewed by the Audit Committee of the company’s Board of Directors. The company will disclose any further developments arising as a result of its remediation efforts in future filings.
Issues and Risks
The following issues and risks, among others, should also be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s Supplemental and Base Shelf Prospectus filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.
Claims Reserves
The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos and pollution) and poor weather. Fairfax’s gross provision for claims was $15,502.3 at December 31, 2006.

Latent Claims
The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.
Reinsurance Recoverables
Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $5,506.5 recoverable from reinsurers as at December 31, 2006.
Catastrophe Exposure
Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes and windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.
Prices
Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With under-reserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive.
Foreign Exchange
The company has assets, liabilities, revenue and costs that are subject to currency fluctuations. These currency fluctuations have been and can be very significant and can affect the statement of earnings or, through the currency translation account, shareholders’ equity.
Cost of Revenue
Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.
Regulation
Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.
Taxation
Realization of the company’s future income taxes asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. Capitalized operating and capital loss carryforwards are a major component of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s future income taxes asset. Failure to achieve projected levels of profitability could lead to a writedown in this future income taxes asset if the expected recovery period for capitalized loss carryforwards becomes longer than anticipated.
Bond and Common Stock Holdings
The company has bonds and common stocks in its portfolio. The market value of bonds fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market.
Goodwill
The majority of the goodwill on the balance sheet arises from Cunningham Lindsey, particularly its U.K. operations. Continued profitability is essential for there to be no impairment in the carrying value of the goodwill.
Ratings
The company has financial strength or claims paying and issuer credit or debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.
Holding Company
Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.
Financial Strength
Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.
Cost of Reinsurance and Adequate Protection
The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.
Information Requests or Proceedings by Government Authorities
SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New

York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006 following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuit
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. The court has scheduled the next conference for April 5, 2007, and pursuant to the scheduling stipulations, the defendants will file their answers or motions to dismiss the Amended Consolidated Complaint on or before May 10, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.
Critical Accounting Estimates and Judgments
In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.
Provision for Claims
For Fairfax’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For Fairfax’s subsidiaries that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.
In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.

Provision for Uncollectible Reinsurance Recoverables
Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.
Provision for Other than Temporary Impairment in the Value of Investments
Fairfax reviews its investments on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments which have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party analysts and the company’s expectations for recovery in value in a reasonable time frame. Provisions are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available; these provisions are only released on the sale of the security.
Valuation Allowance for Recovery of Future Income Taxes
In determining the need for a valuation allowance (which is based on management’s best estimate) for the recovery of future income taxes, management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, changes to tax law, the ability of the company to refresh tax losses and the expiry date of the tax losses.
Assessment of Goodwill for Potential Impairment
Goodwill on the company’s balance sheet arises primarily from Cunningham Lindsey and is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s operations using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired. As at December 31, 2006, goodwill in the amount of $150.4 arose from Cunningham Lindsey’s U.K. operations; this goodwill is sensitive to changes in future profitability as well as to the discount rates used in the assessment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein. In the context of its listing on the NYSE, Fairfax also substantially complies with the corporate governance standards prescribed by the NYSE even though, as a “foreign private issuer”, it is not required to comply with most of those standards. The only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by NYSE standards but is not required under applicable Canadian rules as the plans involve only outstanding shares purchased in the market and do not involve newly issued securities.
In 2005, Fairfax’s Board of directors, in consultation with outside experts retained by the Board, took a number of initiatives intended to retain and enhance its existing principles and practices. The Board has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the company’s plans and objectives for future operations and reflect the company’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: a reduction in net income if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in this Annual Report under the heading Issues and Risks and in Fairfax’s Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

Quarterly Data (unaudited)
Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2006
Revenue	1,714.5	1,935.6	1,515.1	1,638.5	6,803.7
Net earnings (loss)	198.4	229.2	(359.2)	159.1	227.5
Net earnings (loss) per share	10.99	12.73	(20.41)	8.81	12.17
Net earnings (loss) per diluted share	10.51	12.14	(20.41)	8.45	11.92
2005
Revenue	1,480.1	1,513.2	1,547.5	1,359.7	5,900.5
Net earnings (loss)	47.2	22.9	(208.6)	(308.1)	(446.6)
Net earnings (loss) per share	2.80	1.29	(13.19)	(17.51)	(27.75)
Net earnings (loss) per diluted share	2.74	1.29	(13.19)	(17.51)	(27.75)
2004
Revenue	1,492.8	1,435.5	1,453.1	1,448.3	5,829.7
Net earnings (loss)	50.1	43.2	(4.7)	(35.5)	53.1
Net earnings (loss) per share	3.46	2.97	(0.52)	(2.74)	3.11
Net earnings (loss) per diluted share	3.33	2.88	(0.52)	(2.74)	3.11
Prior to giving effect to the 2005 hurricanes and the 2004 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by the more difficult insurance environment subsequent to the first half of 2004 (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by changes in the fair value of investments, the timing of which is not predictable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Stock Prices and Share Information
As at March 9, 2007 Fairfax had 16,982,070 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 17,730,840 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2006, 2005 and 2004.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn $)
2006
High	179.09	151.51	159.85	241.00
Low	120.00	100.00	107.52	141.59
Close	124.20	106.16	145.03	231.67
2005
High	214.78	205.00	218.50	205.29
Low	180.00	158.29	183.00	160.18
Close	180.68	203.05	201.40	168.00
2004
High	250.00	231.10	225.60	214.60
Low	196.00	196.00	150.01	147.71
Close	203.74	227.79	157.00	202.24
Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2006, 2005 and 2004.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2006
High	156.00	130.00	142.50	209.00
Low	102.50	88.87	94.99	126.91
Close	107.21	95.03	130.11	198.50
2005
High	171.12	168.28	179.90	175.00
Low	148.35	126.73	158.00	137.38
Close	149.50	166.00	173.90	143.36
2004
High	187.20	174.15	170.90	177.75
Low	147.57	141.12	116.00	120.50
Close	155.21	170.46	124.85	168.50